UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	potential adverse effects on our liquidity or results of operations;

•	the impact of the current uncertain economic environment and the volatility of oil and natural gas prices;

•	the social, political and economic risks and other risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk and risks related to equities and financial instruments;

•	our ability to finance our operations on acceptable terms;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	our ability to attract and retain qualified employees;

•	exposure to counter-party risk;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	our high level of fixed costs regardless of the level of business activity;

•	the seasonal nature of our revenues;

•	the costs of compliance with, or liabilities under, laws and governmental regulations, including for environmental, health and safety and taxation;

•	the risks related to our information technology, including cyber security risks and risks of hardware and software failures;

•	our indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	disruptions in our supply chain and third-party suppliers;

•	exposure to interest rate risk;

•	the finalization, if necessary, of our accounting policy for application of IFRS 15, which may further change our recognition of certain revenues from contracts with customers;

•	the post safeguard and Chapter 11 impact on relations with clients, suppliers, and banks; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2017 that we filed with the SEC on March 29, 2018. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3489, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1:	FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,
Amounts in millions of US$, except per share data or unless indicated	2018	2017
Operating revenues (1)	314.3	349.8
Other income from ordinary activities	0.4	0.3
Total income from ordinary activities	314.7	350.1
Cost of operations (1)	(247.0)	(317.6)
Gross profit	67.7	32.5
Research and development expenses, net	(7.7)	(7.6)
Marketing and selling expenses	(13.4)	(14.0)
General and administrative expenses	(22.5)	(19.8)
Other revenues (expenses), net	2.2	(89.3)
Operating income	26.3	(98.2)
Expenses related to financial debt	(33.7)	(49.4)
Income provided by cash and cash equivalents	0.4	0.7
Cost of financial debt, net	(33.3)	(48.7)
Other financial income (loss)	65.2	0.5
Income (loss) of consolidated companies before income taxes	58.2	(146.4)
Income taxes (1)	(10.2)	(20.8)
Net income (loss) from consolidated companies	48.0	(167.2)
Share of income (loss) in companies accounted for under equity method	1.1	(2.5)
Net income (loss)	49.1	(169.7)
Attributable to :
Owners of CGG S.A.	$47.4	(169.2)
Owners of CGG S.A. (4)	€43.2	(154.9)
Non-controlling interests	$1.7	(0.5)

Weighted average number of shares outstanding (2)	697,294,339	46,038,287
Dilutive potential shares from stock-options (3)	—	—
Dilutive potential shares from performance share plans (3)	—	—
Dilutive potential shares from convertible bonds	—	—
Dilutive potential shares from warrants	14,141,453	—
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	711,435,792	46,038,287
Net income (loss) per share (2)
Basic	$0.07	(3.67)
Basic (4)	€0.06	(3.37)
Diluted	$0.07	(3.67)
Diluted (4)	€0.06	(3.37)

(1)	Refer to notes 1 and 3 for information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(2)

As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(3)

As our 2017 net result was a loss, stock options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted loss per share.

(4)	Corresponding to the half-year amount in euros less the first quarter amount in euros.

See the notes to the Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
Amounts in millions of US$, except per share data or unless indicated	2018	2017
Operating revenues (1)	559.9	599.2
Other income from ordinary activities	0.7	0.7
Total income from ordinary activities	560.6	599.9
Cost of operations (1)	(485.8)	(593.9)
Gross profit	74.8	6.0
Research and development expenses, net	(15.0)	(15.8)
Marketing and selling expenses	(26.4)	(27.1)
General and administrative expenses	(43.6)	(40.0)
Other revenues (expenses), net	(30.6)	(118.2)
Operating income	(40.8)	(195.1)
Expenses related to financial debt	(67.8)	(97.1)
Income provided by cash and cash equivalents	1.3	1.6
Cost of financial debt, net	(66.5)	(95.5)
Other financial income (loss) (2)	828.0	(1.1)
Income (loss) of consolidated companies before income taxes	720.7	(291.7)
Income taxes (1)	(27.4)	(23.1)
Net income (loss) from consolidated companies	693.3	(314.8)
Share of income (loss) in companies accounted for under equity method	2.4	—
Net income (loss)	695.7	(314.8)
Attributable to :
Owners of CGG S.A.	$692.6	(313.3)
Owners of CGG S.A. (3)	€571.3	(290.5)
Non-controlling interests	$3.1	(1.5)

Weighted average number of shares outstanding (4)	501,946,362	46,038,287
Dilutive potential shares from stock-options (5)	—	—
Dilutive potential shares from performance share plans (5)	—	—
Dilutive potential shares from convertible bonds	—	—
Dilutive potential shares from warrants	16,019,532	—
Dilutive weighted average number of shares outstanding adjusted when dilutive (4)	517,965,894	46,038,287
Net income (loss) per share (4)
Basic	$1.38	(6.80)
Basic (3)	€1.14	(6.31)
Diluted	$1.34	(6.80)
Diluted (3)	€1.10	(6.31)

(1)	Refer to notes 1 and 3 for information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(2)	Refer to note 2 for information regarding the impact of our financial restructuring.
(3)	Converted at the average exchange rates of US$1.2122 and US$1.0784 per €1.00 for the periods ended June 30, 2018 and 2017, respectively.
(4)

As a result of the February 21, 2018 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2017 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(5)

As our 2017 net result was a loss, stock options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted loss per share.

See the notes to the Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of US$	Six months ended June 30,
	2018	2017

Net income (loss) from statements of operations	695.7	(314.8)

Other comprehensive income (loss) to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	0.4	—
Net gain (loss) on available-for-sale financial assets	—	—
Exchange differences on translation of foreign operations	(10.6)	11.4

Net other comprehensive income (loss) to be reclassified in profit (loss) in subsequent period (1)	(10.2)	11.4

Other comprehensive income (loss) not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	(2.3)	—

Net other comprehensive income (loss) not to be reclassified in profit (loss) in subsequent period (2)	(2.3)	—

Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	(12.5)	11.4

Total comprehensive income (loss) for the period	683.2	(303.4)

Attributable to :
Owners of CGG SA	680.6	(302.6)
Non-controlling interests	2.6	(0.8)

C G G

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Amounts in millions of US$, unless indicated	June 30, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	446.9	315.4
Trade accounts and notes receivable, net (2)	352.6	522.6
Inventories and work-in-progress, net	240.1	239.3
Income tax assets	68.2	61.6
Other current assets, net	112.0	117.0
Assets held for sale, net	14.6	14.6
Total current assets	1,234.4	1,270.5
Deferred tax assets (2)	18.0	21.9
Investments and other financial assets, net	65.5	62.6
Investments in companies under equity method	195.3	192.7
Property, plant and equipment, net	317.7	330.3
Intangible assets, net (2)	1,344.0	1,152.2
Goodwill, net	1,231.3	1,234.0
Total non-current assets	3,171.8	2,993.7
TOTAL ASSETS	4,406.2	4,264.2
LIABILITIES AND EQUITY
Bank overdrafts	—	0.2
Current portion of financial debt (1)	22.4	2,902.8
Trade accounts and notes payables	124.8	169.9
Accrued payroll costs	118.9	153.6
Income taxes payable	41.0	38.7
Advance billings to customers	33.6	25.9
Provisions — current portion	53.7	58.3
Current liabilities associated with funded receivables	—	9.8
Other current liabilities (2)	252.1	123.1
Total current liabilities	646.5	3,482.3
Deferred tax liabilities (2)	51.0	62.0
Provisions — non-current portion	112.7	121.6
Financial debt (1)	1,140.4	52.3
Other non-current liabilities	13.3	17.9
Total non-current liabilities	1,317.4	253.8
Common stock 829,868,003 shares authorized and 698,828,907 shares with a €0.01 nominal value issued and outstanding at June 30, 2018 and 22,133,149 at December 31, 2017	8.5	20.3
Additional paid-in capital (1)	3,184.6	1,850.0
Retained earnings (1) (2)	(685.1)	(1,354.6)
Other Reserves	(33.4)	37.6
Treasury shares	(20.1)	(20.1)
Cumulative income and expense recognized directly in equity	(0.4)	(0.8)
Cumulative translation adjustment	(53.4)	(43.3)
Equity attributable to owners of CGG SA	2,400.7	489.1
Non-controlling interests	41.6	39.0
Total equity(1)	2,442.3	528.1
TOTAL LIABILITIES AND EQUITY	4,406.2	4,264.2

Closing rates were US$1.1658 per €1.00 and US$1.1993 per €1.00 for June 30, 2018 and December 31, 2017, respectively.

(1)	See note 2 for more information regarding the impact of our financial restructuring on February 21, 2018,
(2)	See note 1 and note 3 for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.

See the notes to the Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of US$	2018	2017
OPERATING
Net income (loss) (1)	695.7	(314.8)
Depreciation and amortization	71.7	95.6
Multi-client surveys depreciation and amortization (1)	32.0	136.6
Depreciation and amortization capitalized in multi-client surveys	(10.3)	(12.9)
Variance on provisions	(5.1)	(30.9)
Stock based compensation expenses	0.1	0.1
Net (gain) loss on disposal of fixed and financial assets	(6.4)	(27.4)
Equity (income) loss of investees	(2.4)	—
Dividends received from investments in companies under equity method	—	2.0
Other non-cash items (2)	(836.3)	63.0
Net cash-flow including net cost of financial debt and income tax	(61.0)	(88.7)
Less net cost of financial debt	66.5	95.5
Less income tax expense (1)	27.4	23.1
Net cash-flow excluding net cost of financial debt and income tax	32.9	29.9
Income tax paid	(11.2)	1.8
Net cash-flow before changes in working capital	21.7	31.7
Change in working capital	70.3	(44.6)
- change in trade accounts and notes receivable (1)	181.3	(37.6)
- change in inventories and work-in-progress	(1.2)	0.9
- change in other current assets	6.6	(5.1)
- change in trade accounts and notes payable	(45.9)	(21.8)
- change in other current liabilities	(70.5)	19.0
- impact of changes in exchange rate on financial items	—	—
Net cash-flow provided by operating activities	92.0	(12.9)
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(61.5)	(36.9)
Investment in multi-client surveys, net cash	(116.2)	(108.3)
Proceeds from disposals of tangible and intangible assets	2.4	18.1
Total net proceeds from financial assets	—	4.5
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(0.3)	(0.7)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	(6.1)	1.6
Net cash-flow used in investing activities	(181.7)	(121.7)
FINANCING
Repayment of long-term debt	(195.3)	(25.3)
Total issuance of long-term debt	336.5	2.3
Lease repayments	(2.9)	(2.9)
Change in short-term loans	(0.2)	(1.6)
Financial expenses paid	(31.8)	(57.7)
Net proceeds from capital increase:
— from shareholders	129.1	—
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—
Net cash-flow provided by (used in) financing activities	235.4	(85.2)
Effects of exchange rates on cash	(14.2)	3.3
Impact of changes in consolidation scope	—	(7.5)
Net increase (decrease) in cash and cash equivalents	131.5	(224.0)
Cash and cash equivalents at beginning of year	315.4	538.8
Cash and cash equivalents at end of period	446.9	314.8

(1)	See note 1 and note 3 for more information regarding the impact of “IFRS 15
(2)	Includes the non-cash impact on the statement of operations of our financial restructuring on February 21, 2018. See note 2 for more information.

See the notes to the Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Amounts in millions of US$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG S.A.	Non- controlling interests	Total equity
Balance at January 1, 2017	22,133,149	20.3	1,850.0	(845.7)	171.1	(20.1)	(0.8)	(54.1)	1,120.7	36.1	1,156.8

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)									—		—
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								10.7	10.7	0.7	11.4

Other comprehensive income (1)+(2)+(3)+(4)								10.7	10.7	0.7	11.4
Net income (5)				(313.3)					(313.3)	(1.5)	(314.8)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(313.3)				10.7	(302.6)	(0.8)	(303.4)
Cost of share-based payment				0.4					0.4		0.4
Exchange differences on foreign currency translation generated by the parent company					(77.5)				(77.5)		(77.5)
Changes in consolidation scope and other				0.2					0.2		0.2
Balance at June 30, 2017	22,133,149	20.3	1,850.0	(1,158.4)	93.6	(20.1)	(0.8)	(43.4)	741.2	35.3	776.5

Amounts in millions of US$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG S.A.	Non- controlling interests	Total equity
Balance at December 31, 2017	22,133,149	20.3	1,850.0	(1,354.6)	37.6	(20.1)	(0.8)	(43.3)	489.1	39.0	528.1

IFRS 15 First Time Application (a)				(21.2)					(21.2)		(21.2)
Balance at January 1, 2018	22,133,149	20.3	1,850.0	(1,375.8)	37.6	(20.1)	(0.8)	(43.3)	467.9	39.0	506.9

Net gain (loss) on actuarial changes on pension plan (1)				(2.3)					(2.3)		(2.3)
Net gain (loss) on cash flow hedges (2)							0.4		0.4		0.4
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								(10.1)	(10.1)	(0.5)	(10.6)

Other comprehensive income (1)+(2)+(3)+(4)				(2.3)			0.4	(10.1)	(12.0)	(0.5)	(12.5)
Net income (5)				692.6					692.6	3.1	695.7

Comprehensive income (1)+(2)+(3)+(4)+(5)				690.3			0.4	(10.1)	680.6	2.6	683.2
Share capital reduction		(20.0)	20.0						—		—
Capital increase (b)	71,932,731	0.9	126.5						127.4		127.4
Debt equitization (b)	484,509,122	5.9	1,187.9						1,193.8		1,193.8
Exercise of warrants (b)	120,253,905	1.4	0.2						1.6		1.6
Cost of share-based payment				0.3					0.3		0.3
Exchange differences on foreign currency translation generated by the parent company					(71.0)				(71.0)		(71.0)
Changes in consolidation scope and other				0.1					0.1		0.1
Balance at June 30, 2018	698,828,907	8.5	3,184.6	(685.1)	(33.4)	(20.1)	(0.4)	(53.4)	2,400.7	41.6	2,442.3

(a)	Refer to note 1 and 3 for more information regarding the impact of “IFRS 15 – revenues from contracts with customers”.
(b)	Refer to note 2 for information regarding the impact of our financial restructuring on February 21, 2018.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized for issue by the Board of Directors on August 1, 2018.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to changes in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

1.1 - Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2017 included in its report on Form 20-F for the year 2017 filed with the SEC on March 29, 2018 and approved by the Company’s General Meeting of shareholders on April 26, 2018.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2017, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

•	IFRS 15 — Revenue from Contracts with Customers

•	Amendments to IFRS 15 — Revenue from Contracts with Customers

•	Annual Improvements (2014-2016)

•	Amendments to IFRS 2— Share-based payment

•	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

The impacts of the application of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial instrument — classification and valuation of financial assets) are detailed below. The adoption of the other Standards, Amendments, and Interpretations listed above had no impact on the Group’s interim financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union had adopted but that were not effective as of June 30, 2018, namely:

•	IFRS 16 — Leases

•	Amendments to IFRS 9 — Prepayment features with negative compensation and modifications of financial liabilities

A preliminary analysis of the impact of the application of IFRS 16 (Leases) is described below.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	Amendments to IAS 28 — Long-term interests in associates and joint ventures

•	Amendments to IAS 19 — Employee Benefits

•	Annual Improvements (2015-2017)

•	IFRIC 23 — Uncertainty over income tax treatments

•	Amendments to the Conceptual Framework in IFRS Standards

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

IFRS 9 — Financial instruments

IFRS 9, issued on July 24, 2014, replaced IAS 39 - Financial Instruments: Recognition and Measurement on January 1, 2018. The application of IFRS 9 had no material impact on the Group’s consolidated financial statements.

Impairment of financial assets and contract assets

IFRS 9 introduced a new forward-looking “expected loss” impairment model which replaced the existing “incurred loss” impairment model. The Group assessed the actual credit losses experienced over the past several years. Since our customers are generally large national or international oil and gas companies, our credit losses were insignificant over those years. Thus the outcome of the IFRS 9’s “expected loss” impairment model does not differ materially from the IAS 39 impairment model.

IFRS 15 — Revenue from Contracts with Customers

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard became effective on January 1, 2018 and requires either a full retrospective application (i.e. financial statements must be presented as if this standard had always been in force) or a modified retrospective application (i.e. with cumulative impact reflected in the opening statement of financial position of the year of first adoption). CGG implemented IFRS 15 on January 1, 2018 with a modified retrospective application.

IFRS 15 defines the framework of revenue recognition as a five step process: (i) identifying the contract, (ii) identifying the performance obligations, (iii) determining the transaction price, (iv) allocating the transaction price, and (v) recognizing revenue. The second step still allows for revenue recognition over time provided that certain criteria are met, depending on how control of the goods or services provided is transferred to the customer.

The Group analyzed this new standard at the corporate level starting in 2014. Because CGG has various business lines and considering that the application of this new standard requires significant familiarity with its operations, the Group initiated a bottom up assessment in June 2016 with the aim of applying the five steps of the standard for each business line.

Based on such assessment, the application of IFRS 15 does not result in any change to the Group’s revenue recognition policies for the following business lines: exclusive services sales, after-sales of multi-client surveys and sales of equipment.

With respect to the application of IFRS 15 to the Group’s multi-client original participants contracts (“pre-commitments”), under which the Group obtains commitments from customers before a seismic project is completed and where the customer typically gains the right to direct or influence the project’s specifications and advance access to data as it is being acquired, the Group had conducted an in-depth analysis of industry practice and, together with its auditors, of the Group’s multi-client business model. Such practices have been also discussed with the Company’s peers. CGG’s preliminary interpretation of the new standard, which was shared by the International Association of Geophysical Contractors (IAGC), was that the historical method, relying on percentage of completion principles (whereby pre-commitment revenue is fully recognized over time rather than only upon delivery), was the best accounting solution to timely provide a fair vision of the industrial and financial performance of the Company and was compatible with the new IFRS standard. However, our auditors’ technical panel eventually concluded, in early 2018, that such method was not compliant with IFRS 15.

Following this determination, CGG investigated the merits and the practicability of an alternative revenue recognition policy that recognizes the two distinct performance obligations in multi-client original participation contracts. The first performance obligation is to provide services, with revenue recognized over time based on the data acquisition and processing progress of the survey. The second performance obligation (representing the remaining obligations and corresponding revenue under such contracts) is to deliver the license for the final processed data. For this second obligation, revenue would be recognized only upon final delivery of the survey.

This alternative revenue recognition policy has, however, not yet been endorsed as long as there is no consensus on the price allocation between the two performance obligations.

Therefore, CGG has decided to implement temporarily from the first quarter of 2018, as have other seismic players, a revenue recognition policy for pre-commitments based on a single performance obligation (i.e. delivery of final processed data), thereby deferring recognition of the full amount of revenue under the contact until the time of delivery of the final processed data.

In that context, CGG decided to present a dual approach in the Group’s results including:

(i)	one set of figures (the “as reported” figures) with pre-commitment revenue recognized in full only upon delivery of the final data and

(ii)

a second set of figures (the “Segment figures”) produced in accordance with the Group’s historical method, which correspond to the figures used for internal management reporting purposes and provide comparative information during the year 2018. Indeed, the modified retrospective method requires disclosing the amount by which each line item is affected by IFRS 15 in the year of first application.

The Company aims to fix a definitive approach with its auditors and the applicable regulators ideally prior to the release of the third quarter 2018 financial statements and at the latest for the 2018 annual report.

Opening consolidated statement of financial position

The cumulative effects on our consolidated statement of financial position due to the changes related to the adoption of IFRS 15 are disclosed in the table below:

In millions of US$	Balance as of December 31, 2017	Balance as of January 1, 2018	Adjustments due to IFRS 15
Assets
Trade accounts and notes receivables, net	522.6	509.2	(13.4)
Deferred tax assets	21.9	23.4	1.5
Intangible assets, net	1,152.2	1,271.2	119.0

Liabilities
Other current liabilities	123.1	253.7	130.6
Deferred tax liabilities	62.0	59.7	(2.3)

Equity
Retained earnings	(1,354.6)	(1,375.8)	(21.2)

The adjustments all relate to pre-commitment revenues. During the years ended December 31, 2016 and 2017, US$144.0 million of revenues were recognized over time on surveys that were not completed as of December 31, 2017. US$13.4 million of these revenues were unbilled and recorded in the “Trade accounts and notes receivables, net” balance. To adjust for the application of IFRS 15, the US$130.6 million already invoiced and recognized as revenues should be considered deferred revenues and adjusted in the “other current liabilities” balance accordingly. The corresponding depreciation amounted to US$119.0 million and impacted the “intangible assets, net” balance. The net negative impact on equity as of January 1, 2018 amounted to US$(21.2) million.

Six months ended June 30, 2018 consolidated statement of operations

The impacts of the adoption of IFRS 15 in our consolidated statement of operations are disclosed in the table below:

	Six months ended June 30, 2018
In millions of US$	As reported	Balances without adoption of IFRS 15	Adjustments due to IFRS 15
Operating revenues	559.9	632.6	(72.7)
Costs of operations	(485.8)	(537.6)	51.8
Operating income	(40.8)	(19.9)	(20.9)
Income taxes	(27.4)	(28.6)	1.2
Net income (loss)	695.7	715.4	(19.7)

Consolidated statement of financial position as of June 30, 2018

The impacts of the adoption of IFRS 15 in our consolidated statement of financial position are disclosed in the table below:

	As of June 30, 2018
In millions of US$	As reported	Balances without adoption of IFRS 15	Adjustments due to IFRS 15
Assets
Trade accounts and notes receivables, net	352.6	411.8	(59.2)
Deferred tax assets	18.0	16.1	1.9
Intangible assets, net	1,344.0	1,173.2	170.8

Liabilities
Other current liabilities	252.1	94.6	157.5
Deferred tax liabilities	51.0	54.1	(3.1)

Equity
Retained earnings	(685.1)	(644.2)	(40.9)

Consolidated statement of cash flows as of June 30, 2018

The impacts of the adoption of IFRS 15 in our consolidated statement of cash flow are disclosed in the table below:

	Six months ended June 30, 2018
In millions of US$	As reported	Balances without adoption of IFRS 15	Adjustments due to IFRS 15
Net income (loss)	695.7	715.4	(19.7)
Multi-client surveys depreciation and amortization	32.0	83.8	(51.8)
Less income tax expense	27.4	28.6	(1.2)
Change in trade accounts and notes receivable	181.3	108.6	72.7

Preliminary analysis of the application of IFRS 16 — Leases, applicable as from January 1, 2019 (approved by the European Union in November 2017)

The IFRS 16 standard updates the accounting of leases, mainly for lessees. All leases will have to be accounted for on the statement of financial position by recognizing the present value of the lease payments over the expected lease term as a liability and a corresponding right-of-use asset. Short-term leases and leases of low-value assets could be exempted from this requirement.

CGG, as a lessee, will have to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

CGG has performed an inventory of the Group’s leases as of May 31, 2018. This inventory has highlighted that the remaining commitments related to lease assets consist mainly of vessels (c. 70%) and offices (c. 25%). At this stage, the gross estimate of the impact at Group level on debt and assets at first application of IFRS 16 is estimated to be an increase of between US$0.3bn and US$0.5bn.

CGG expects to use the simplified retrospective restatement method.

1.2 - Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions

Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities

Valuation of investments	Financial assets fair value Equity method companies fair value

Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys

Depreciation and amortization of tangible and intangible assets	Assets useful lives

Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)

Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Revenue recognition	Contract completion rates Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

1.3 - Going concern assumptions

The consolidated financial statements as of June 30, 2018 were approved by the Board of Directors on August 1, 2018 on a going concern basis.

The main steps of the implementation of the restructuring plan have been completed successfully on February 21, 2018 (see note 2 for more detail) and the legal proceedings that were initiated relating to the French safeguard procedure and to the US Chapter 11 procedure are now terminated, save as disclosed in Note 10 “Significant Events-Convertible bondholders’ appeal”. The Board of Directors meeting on March 8, 2018 considered that the Group no longer faces material uncertainties that may cast doubt upon its ability to continue as a going concern.

The Board of Directors on August 1, 2018 approved the consolidated financial statements as of and for the six months ended June 30, 2018 on a going concern basis.

1.4 - Accounting policies

Operating revenues

Revenues from contracts with customers are recognized using the five-step model of the IFRS 15 standard. The following provides a description of the main nature of our performances obligations broken down by business line, the timing of their satisfaction, and detail on the transaction prices and their allocations, if applicable.

Acquisition

Marine exclusive contracts

Under our marine exclusive contracts, we acquire seismic data for a specific customer. We recognize these revenues over time as the services are rendered. The measure of revenue recognized is based on the data acquired and delivered to the customer.

Either the total price of the contract, for turnkey and lump sum contracts, or the unitary prices, for day-rate contracts or contracts based on square kilometers are specified in the contract. With respect to contracts for both the acquisition and processing of data, the allocation is based on the stand alone selling price of each service with revenue recognized according to respective percentages of completion.

In most cases, invoicing is carried out on a monthly basis, based on the amount of data acquired and delivered to the customer, as evidenced by a customer acceptance. As the acceptance is often obtained a few days after the balance sheet date, the counterpart of the revenue during the month is recorded as unbilled revenue, i.e. as a contract asset.

When the costs are expected to be recovered, i.e. when the contract margin is positive, the costs related to the transit of the vessel toward the survey area are recognized as an asset to fulfill the contract. They are then expensed over the duration of the survey.

Land exclusive and Multi Physics contracts

Under our land exclusive and multi physics contracts, we acquire seismic data for a specific customer. We recognize these revenues over time as the services are rendered. For Land turnkey contracts, the measure of revenue recognized is based on direct cash costs. For land day rate and multi physics contracts, the measure of revenue recognized is based on monthly reports of data acquired or services rendered.

Either the total price of the contract, for turnkey and lump sum contracts, or the unitary prices, for day-rate or contracts on square kilometers, are specified in the contract. With respect to contracts for both the acquisition and processing of data, the allocation is based on the stand alone selling price of each service with revenue recognized according to respective percentages of completion.

In most cases, invoicing is carried out on a monthly basis, based on the amount of data acquired and delivered to the customer, evidenced by a customer acceptance. As the acceptance is often obtained after the balance sheet date, the counterpart of the revenue during the month is recorded as unbilled revenue, i.e. as a contract asset.

When the costs are expected to be recovered, i.e. when the contract margin is positive, the costs related to the mobilization of a Land crew are recognized as an asset to fulfill the contract. They are then expensed over the duration of the survey.

GGR

Subsurface Imaging and Reservoir contracts

Under our subsurface imaging and reservoir contracts, we process seismic data for a specific customer. These contracts may encompass one or several performance obligations. For each performance obligation, we recognize the revenues over time as the services are rendered. The measure of revenue recognized is based on the time spent over the total time expected to satisfy the performance obligation. The balance of revenue recognized that has not yet been invoiced to the clients is recorded as an unbilled revenue, i.e. as a contract asset.

We recognize revenue related to the sale of software upon delivery of the software and of the access code/key as the case may be, to the client. We recognize revenue related to the maintenance of the software over time during the specific contractual period. In case of a contract providing for both the sale and maintenance of software, the price allocation is based on the stand alone selling price of each component and the revenue for the software is recognized upon delivery, while the maintenance revenue is recognized over time. In most cases, only one invoice is issued for such contracts upon license delivery and the amount corresponding to the maintenance is recorded as deferred revenues, i.e. as a contract liability, at invoicing.

We also provide geological consulting services or training for specific customers. We recognize the revenues over time as the services are rendered.

We provide licenses to use geological data to several clients. We recognize the revenue upon delivery of the data to the client.

In addition, we provide licenses to access dynamic geological databases for a specific duration. We recognize the revenue related to such licenses over the duration of the contract. In most cases, only one invoice is issued for such contracts at the beginning of the year and the total amount is recorded as deferred revenues, i.e. as a contract liability, at invoicing.

Multi-clients after sales contracts

Pursuant to our multi-client after sales contracts, we provide non-exclusive licenses to use seismic processed data to several clients. We recognize the revenue upon delivery of the data to the client. In certain cases, significant after sales agreements contain multiple deliverable elements, and the associated revenues are allocated to the various elements based on specific objective evidence of the stand-alone sale price for such elements, regardless of any separate allocations stated within the contract for each element. In these cases, one invoice is issued upon delivery of the data for the total contractual amount.

In certain circumstances, revenue can also be recognized relating to a performance obligation that has already been fulfilled in the past. This happens when one client is already in possession of the license for certain data and either (i) the client is taken-over by a competitor who does not yet have the license for such data (and thus is required to pay a transfer fee) or (ii) the client involves another partner, not already having access to the licensed data, for the exploration of the block (farm-in, uplift). Such revenue is recognized when there is an agreement on the fee and, in the case of transfer fee, when the buyer notifies us that they will not return the data to the Group.

Multi-clients pre commitments contracts

Please refer to note 1.1 – “Critical accounting policies — IFRS 15 — Revenue from Contracts with Customers”.

Equipment

We recognize revenues on equipment sales upon delivery to the customer, i.e. when control is transferred. When such contracts require a partial or total advance payment, such payments are recorded as advance billings to customers, i.e. as a contract liability.

We recognize the sale of software upon delivery of the software to the client. We recognize the maintenance of the software over time during the specific contractual period. In case of a contract providing for both the sale and maintenance of software, the price allocation is based on the stand alone selling price of the software and the revenue for the software is recognized upon delivery, while the maintenance revenue is recognized over time. In most cases, we issue only one invoice, issued upon license delivery, and the amount corresponding to the maintenance is recorded as deferred revenues, i.e. as a contract liability, at invoicing.

Multi-client surveys (intangible assets)

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position as the aggregate of those costs less accumulated amortization and impairment. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all surveys is performed at least yearly for the closing of our annual financial statements.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both pre-commitment and after-sales periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to the application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-client project, our surveys are generally fully amortized or impaired within five years after delivery.

Development costs (intangible assets)

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the statement of operations as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead costs. Other development expenditures are recognized in the statement of operations as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development costs are amortized over five years.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Research and development expenses in our statement of operations represent the net cost of development costs that are not capitalized and of research costs, offset by government grants acquired for research and development.

NOTE 2— SIGNIFICANT EVENTS

Financial restructuring process

For more information regarding the steps of our financial restructuring process undertaken in 2017, please refer to note 2 – “Significant events” to the consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

In the extraordinary general meeting of shareholders held on November 13, 2017, the shareholders decided to reduce the Company’s share capital by a total amount of €17,485,188, by reducing the nominal value of each share from €0.80 to €0.01. The completion of such share capital reduction was acknowledged by the Board of Directors on January 15, 2018, with the Board’s approval of a reduction of the share capital from €17,706,519 to €221,331 by reducing the nominal value of the Company’s shares from €0.80 to €0.01. The amount of €17,485,188, corresponding to the share capital reduction, was allocated in full to the “additional paid in capital” account.

On February 21, 2018, CGG successfully completed a rights issue with preferential subscription rights for an amount of €112,215,060.36 (including the share premium), through the issuance of 71,932,731 shares of the Company (the “New Shares”) each with one warrant attached (the “Warrants #2” and together with the New Shares, the “ABSA”) at a subscription price of €1.56 per ABSA (i.e. €0.01 nominal value and €1.55 share premium).

At the end of the subscription period, on February 2, 2018, the total demand, which amounted to €132.5 million, was €20.3 million higher than the target amount (amounting to a subscription rate of 118.06%). The number of ABSA subscribed on a non-reducible basis (à titre irréductible) was 65,283,036 and represented 90.76 % of the ABSA to be issued. Additionally, 19,639,466 ABSA were subscribed on a reducible basis and such subscription has therefore been only partially satisfied, up to 6,649,695 ABSA.

On February 21, 2018, CGG finalized the implementation of its financial restructuring plan, which meets the Company’s objectives of strengthening its balance sheet and providing financial flexibility to continue investing in the future. This plan comprised (i) the equitization of nearly all of the unsecured senior debt, (ii) the extension of the maturities of the secured senior debt and (iii) the provision of additional liquidity to meet various business scenarios.

As part of the implementation of its financial restructuring plan, the following securities were issued on February 21, 2018:

•

US$663.6 million in principal amount of first lien senior secured notes due 2023, bearing floating rate interest at Libor (floor of 1%) + 6.5% in cash, and 2.05% paid-in-kind (PIK) issued by CGG Holding (U.S.) Inc. in exchange for the balance of the Secured Loans (taking into account an upfront paydown of US$150 million of the Secured Loans). The first lien senior secured notes due 2023 were refinanced with the New First Lien Notes on April 24, 2018;

•

US$355.1 million and €80.4 million in principal amount of second lien senior secured notes due 2024, bearing floating rate interest at Libor/Euribor (floor of 1%) depending on the currency + 4% in cash, and 8.5% paid-in-kind (PIK) issued by CGG SA. This issuance comprised US$275 million and €80.4 million as new money and US$80.2 million in exchange for part of the accrued interest claims under the Group’s existing senior notes (the “Senior Notes”) (with the US$ new money notes and accrued interest notes being fungible);

•

71,932,731 shares of the Company (the “New Shares”) each with one share purchase warrant (the “Warrants #2” and together with the New Shares, the “ABSA”), all of which were subscribed by holders of preferential subscription rights. The final gross proceeds amounted to €112 million;

•	35,311,528 new shares (the “Creditor Shares 1”) resulting from the equitization of the Convertible Bonds;

•	449,197,594 new shares (the “Creditor Shares 2”) resulting from the equitization of the Senior Notes;

•	22,133,149 warrants allocated to the shareholders of CGG (the “Warrants #1”);

•	113,585,276 warrants in favor of the subscribers to the Second Lien Notes (the “Warrants #3”);

•	7,099,079 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Coordination Warrants”);

•	10,648,619 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Backstop Warrants”).

Following the issuance of New Shares, Creditor Shares 1 and Creditor Shares 2, the Company’s share capital as of February 21, 2018 amounted to €5,785,750.02, divided into 578,575,002 shares with a nominal value of €0.01 per share.

	Warrants #1	Warrants #2	Warrants #3	Coordination Warrants	Backstop Warrants
Number of warrants issued	22,133,149	71,932,731	113,585,276	7,099,079	10,648,619
Exercise ratio	3 Warrants #1 for 4 new shares	3 Warrants #2 for 2 new shares	1 Warrant #3 for 1 new share	1 Coordination Warrant for 1 new share	1 Backstop Warrant for 1 new share
Exercise price	3.12 euros per new share	4.02 euros per new share	0.01 euro per new share	0.01 euro per new share	0.01 euro per new share
Maximum number of shares to be issued upon exercise of the warrants (subject to adjustments)	29,477,536	47,955,154	113,585,276	7,099,079	10,648,619
Expiry date of the warrants	February 21, 2022	February 21, 2023	August 21, 2018	August 21, 2018	August 21, 2018

Please refer to note 9 for more information regarding the exercise of Warrants between February 21, 2018 and June 30, 2018.

Prior to the equitization of the unsecured senior debt, the Senior Notes and the Convertible Bonds were delisted from the Euro MTF market of the Luxembourg Stock Exchange and Euronext Paris, respectively.

CGG’s financial restructuring plan was finalized on February 21, 2018.

Following its financial restructuring, and with the settlement and delivery of all securities and instruments contemplated thereby, CGG benefits from a healthier balance sheet with notably:

•

net proceeds from the completion of the financial restructuring on February 21, 2018 of US$308 million (or US$260 million after payment of financial restructuring fees) converted at the February 21, 2018 exchange rate of US$1.2312 per €1.00,

	Part denominated in Euros In millions of Euro	Part denominated in US$ In millions of US$	Total In millions of US$
Rights issue with preferential subscription rights net proceeds	103.5	—	127.4
Second lien senior secured notes due 2024 net proceeds	72.1	247.8	336.5
First lien senior secured notes due 2023 repayment	—	(150.0)	(150.0)
Convertible Bonds interests payment	(4.5)	—	(5.5)

Net proceeds from financial restructuring	171.1	97.8	308.4

Financial restructuring fees payment	(20.3)	(22.9)	(48.0)

Net proceeds	150.8	74.9	260.4

•

In the first semester of 2018, the financial restructuring, the settlement and delivery of all securities and instruments contemplated thereby, and the expenses linked to the equitized unsecured senior debt, resulted in a US$759 million gain in our consolidated statement of operations. In addition, the equity increased by US$1,323 million through the issuance of new shares (as a result of the equitization of the unsecured debt, the rights issue and the future exercise of Warrants #3, Coordination Warrants and Backstop Warrants), to reach a total equity increase of US$2,082 million.

The table below details the impacts of the financial restructuring:

	Statements of Operations	Other retained earnings	Total In millions of US$
Unsecured debt equitization	1,062.1	930.6	1,992.7
Rights issue with preferential subscription rights	—	127.4	127.4
Future exercise of Warrants #3, Coordination Warrants and Backstop Warrants	(250.6)	250.6	—
Second lien backstop & commitment fees	(37.4)	—	(37.4)
Rollover Fees (1)	—	—	—
Consulting Fees	(12.5)	—	(12.5)
Deferred tax impact	—	12.6	12.6
Others	(2.9)	1.6	(1.3)

Total	758.7	1,322.8	2,081.5

(1)

Pursuant to the indenture governing the first lien senior secured notes issued on February 21, 2018 in connection with the financial restructuring, a 3% rollover fee (US$19.9 million) would have applied if the notes were not refinanced within three months following the financial restructuring. However, given the refinancing of such notes on April 24, 2018 as described below no such rollover fee is due.

The conversion into shares of the unsecured debt impacts the equity up to the debt carrying value. Under IFRS (IFRIC 19), the impact on the Statements of Operations (in other financial income) is the difference between the carrying value of the debt converted and the fair value of the shares issued. Considering the share price evolution on February 21 and 22, 2018, the Group concluded that €1.56 per share was a reasonable fair value estimation.

The issuance of Warrants #3, Coordination Warrants and Backstop Warrants negatively impacted the other financial income (loss) line item in the Statement of Operations, according to IFRS 2, without any impact on the equity. Given the strike price of €0.01 and the very short maturity of six months, the Black & Sholes fair value is equivalent to 1.56-0.01 = €1.55 per warrant. An equity impact will be recognized when the warrants are exercised, equal to the cash consideration received (which will be marginal given the €0.01 strike price).

All the fees have been expensed (in other financial income for the second lien backstop and commitment fees and in other revenues and expenses for the consulting fees) without any portion capitalized.

The deferred tax liabilities linked to the equity portion of the convertible bonds have been reversed through equity, without any impact on the Statements of Operations.

First lien senior secured notes due 2023 refinancing

Because the terms of the first lien senior secured notes due 2023 issued on February 21, 2018 by CGG Holding (U.S.) Inc., a wholly-owned indirect subsidiary of CGG SA, as part of the restructuring plan (the “Refinanced First Lien Notes”) provided a window to refinance them at par until May 21, 2018, we commenced an offering of new first lien senior secured notes in April 2018 to refinance the Refinanced First Lien Notes.

On April 24, 2018, CGG Holding (U.S.) Inc. issued US$300 million in aggregate principal amount of 9.000% first lien senior secured notes due 2023 and €280 million in aggregate principal amount of 7.875% first lien senior secured notes due 2023 (together, the “New First Lien Notes”).

These New First Lien Notes represented at issuance a total principal amount of US$645 million (using an exchange rate of $1.2323 per €1.00) at a weighted average coupon of 8.40%. The refinancing of the Refinanced First Lien Notes during the par window allowed the CGG group to save the 3% rollover fee (representing US$19.9 million), reduces the Group’s interest cost compared to the Refinanced First Lien Notes (which bore cash interest at a rate equal to three-month LIBOR plus 6.50% per annum and interest paid-in-kind at 2.05% per annum) and provides a shorter non-call period (April 2020 under the New First Lien Notes versus February 2021 under the Refinanced First Lien Notes).

CGG Holding (U.S.) Inc. used the net proceeds from the issuance, together with cash on hand, to redeem the Refinanced First Lien Notes in full on May 9, 2018 in accordance with their terms.

The New First Lien Notes and the second lien senior secured notes due 2024 share the same security package encompassing notably the US Multi- Client Library, the shares of the main Sercel operating entities (Sercel SAS and Sercel Inc.), the shares of significant GGR operating entities, and certain intercompany loans.

Renewing of the governance

On April 26, 2018, CGG’s Board of Directors elected Philippe Salle as Chairman of the Board of Directors. Sophie Zurquiyah took up her position of CEO of the Group and was appointed as a director by the general meeting of shareholders on the same day. Since the beginning of the year, CGG’s Board of Directors has completed the process of renewing its governance with the cooptation of six new Directors.

The members of the Board of Directors are:

Name	Position

Mr. Philippe Salle (a)	Independent director and Chairman of the Board

Mrs. Sophie Zurquiyah (a)	Director and Chief Executive Officer

Mr. Mario Ruscev (a)	Independent director

Mr. Robert F. Semmens	Director

Mrs. Anne-France Laclide	Independent director

Mrs. Gilberte Lombard	Independent director

Mrs. Colette Lewiner (a)	Independent director

Mrs. Helen Lee Bouygues (a)	Independent director

Mrs. Heidi Petersen (a)	Independent director

Mr. Michael Daly	Independent director

Mr. Patrice Guillaume (b)	Director representing the employees

(a)	appointed in 2018
(b)	Director representing employees pursuant to section L.225-27-1 of the French commercial code

NOTE 3—REVENUE

Disaggregation of revenues

The following table disaggregates our operating revenues by major sources for the period ended June 30, 2018:

	Six months ended June 30, 2018
In millions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Consolidated Total
Marine Contractual Data Acquisition	68.4	—	—	—	68.4
Land and Multi Physics Acquisition	59.8	—	—	—	59.8
Multi Clients pre-commitments	—	—	0.2	—	0.2
Multi Clients after sales	—	—	122.0	—	122.0
Total Multi Clients	—	—	122.2	—	122.2
Subsurface Imaging and Reservoir	—	—	193.5	—	193.5
Equipment, Land equipment	—	—	—	92.0	92.0
Equipment, Marine equipment	—	—	—	56.6	56.6
Total equipment	—	—	—	148.6	148.6
Internal revenues	(3.9)	—	—	(28.7)	(32.6)

Total Group operating revenues as reported	124.3	—	315.7	119.9	559.9

IFRS 15 impact on pre-commitments	—	—	72.7	—	72.7

Total operating revenues before IFRS 15 impact	124.3	—	388.4	119.9	632.6

Contracts balances

The contracts balances, including the impact of IFRS 15 are presented below:

In millions of US$	Balance as of June 30, 2018	Balance as of January 1, 2018
Receivables	262.4	361.9

Unbilled revenues	90.2	147.3
Total contracts assets	90.2	147.3

Advance billing	(20.1)	(7.4)
Deferred revenues	(204.8)	(180.3)
Contracts liabilities	(224.9)	(187.7)

The higher level of deferred revenues is a direct consequence of the impact of IFRS 15 as described in note 1.1. The pre-commitment revenues not recognized before delivery of the final data increase the deferred revenues balance (and decrease the unbilled revenues to a lesser extent).

Excluding IFRS 15 impact, the contracts balances would have been the following:

In millions of US$	Balance as of June 30, 2018	Balance as of December 31, 2017
Receivables	262.4	361.9
Unbilled revenues	149.4	160.7
Total contracts assets	149.4	160.7
Advance billing	(20.1)	(7.4)
Deferred revenues	(47.3)	(49.7)
Contracts liabilities	(67.4)	(57.1)

The revenues generated during the period ended June 30, 2018 from contract liabilities balances as of December 31, 2017 amount to US$22.8 million.

The revenues generated during the period ended June 30, 2018 from performance obligations satisfied (or partially satisfied) prior to January 1, 2018 amount to US$19.7 million.

Backlog - Transaction price allocated to remaining performance obligations

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied (i.e. the contractual backlog) as of June 30, 2018 equaled US$683.0 million. Out of this amount, the Group expects to recognize US$486.1 million in 2018, US$146.9 million in 2019 and US$50.0 million in 2020 and beyond. These amounts include multi-clients pre-commitments revenues recognized at delivery. If the revenues from pre-commitments were recognized over time according to the historical method (excluding IFRS 15 adjustments), the aggregate amount would have been US$466.3 million, out of which US$314.9 million would have been expected in 2018, US$101.4 million would have been expected in 2019 and US$50.0 million would have been expected in 2020.

Assets recognized from costs to obtain or fulfill a contract

In millions of US$	Balance as of June 30, 2018
Assets from costs to obtain a contract	—
Assets from costs to fulfill a contract	—

Total	—

The Group has no cost falling into the definition of a cost to obtain a contract.

The costs to fulfill a contract can be the costs of a seismic vessel transit towards a survey area or the mobilization costs of a land crew, provided these costs are expected to be recovered (i.e. contracts with positive margin).

NOTE 4— FINANCIAL DEBT AND CASH

Gross financial debt as of June 30, 2018 was US$1,162.8 million compared to US$2,955.3 million as of December 31, 2017. Refer to note 2 – “Significant events” for information on the impact on financial debt of the financial restructuring completed on February 21, 2018, and of the 1st lien refinancing completed on April 24, 2018.

Our gross debt as of June 30, 2018 breaks down as follows:

	June 30, 2018			December 31, 2017
In millions of US$	Current	Non-current	Total	Total
Unsecured senior debts	—	—	—	1,969.9
Term loans	—	—	—	337.4
Credit facilities	—	—	—	470.5
New First lien senior secured notes due 2023	—	626.4	626.4	—
Second lien senior secured notes due 2024 (including PIK) (1)	—	462.4	462.4	—
Bank loans and other loans	3.9	3.4	7.3	4.6
Finance lease debt	5.5	48.2	53.7	58.1

Sub-total	9.4	1,140.4	1,149.8	2,840.5

Accrued interest	13.0	—	13.0	114.6

Financial debt	22.4	1,140.4	1,162.8	2,955.1

Bank overdrafts	—	—	—	0.2
Total	22.4	1,140.4	1,162.8	2,955.3

(1)	PIK : payment-in-kind interest

Our gross debt before accrued interests and bank overdrafts as of June 30, 2018 breaks down by financing sources as follows:

	Issuing date	Maturity	Nominal amount June 30, 2018		Net balance June 30, 2018	Interest rate
			(In millions of currency)		(In millions of US$)
New First lien secured notes due 2023	2018	2023		€280.0	326.4	7.875%
New First lien secured notes due 2023	2018	2023	US$	300.0	300.0	9.0%
Sub-total New First lien					626.4

Second lien secured notes due 2024	2018	2024		€80.4	93.7	+ 4% in cash, + 8.5% PIK
Second lien secured notes due 2024	2018	2024	US$	355.1	355.1	+ 4% in cash, + 8.5% PIK
PIK Second lien secured notes due 2024(1)	—	—		—	13.6	+ 4% in cash, + 8.5% PIK
Sub-total Second lien					462.4

Other bank loans	—	—		—	1.1	—
Other loans	—	—		—	6.2	—
Sub-total bank loans and other loans					7.3

Real estate finance lease	2010	2022		€75.1	53.5	—
Other finance lease	—	—		—	0.2	—
Sub-total Finance lease debt					53.7

Total financial debt, excluding accrued interests and bank overdrafts					1,149.8

(1)	PIK : payment-in-kind interest

Our gross debt before accrued interests and bank overdrafts as of June 30, 2018 breaks down by currency as follows:

In millions of US$	June 30, 2018
US dollar	672.4
Euro	477.4

Total financial debt, excluding accrued interests and bank overdrafts	1,149.8

As part of the implementation of the Group’s financial restructuring plan, CGG Holding (U.S.) Inc. issued on February 21, 2018 first lien senior secured notes and CGG SA issued second lien senior secured notes. At the same time, nearly all of the Group’s unsecured debt was equitized.

First lien senior secured notes due 2023

On February 21, 2018, CGG Holding (U.S.) Inc. issued US$663.6 million in principal amount of first lien senior secured notes due 2023, bearing floating rate interest at Libor (floor of 1%) + 6.5% in cash, and 2.05% PIK in exchange for the balance of the Secured Loans taking into account an upfront paydown of US$150 million.

New First lien notes due 2023

Because the terms of the first lien senior secured notes due 2023 issued on February 21, 2018 by CGG Holding (U.S.) Inc., a wholly-owned indirect subsidiary of CGG SA, as part of the restructuring plan (the “Refinanced First Lien Notes”) provided a window to refinance them at par, we commenced an offering of new first lien senior secured notes in April 2018 to refinance the Refinanced First Lien Notes.

On April 24, 2018, CGG Holding (U.S.) Inc. issued US$300 million in aggregate principal amount of 9.000% first lien senior secured notes due 2023 and €280 million in aggregate principal amount of 7.875% first lien senior secured notes due 2023 (together, the “New First Lien Notes”).

Second lien senior secured notes due 2024

On February 21, 2018, CGG SA issued US$355.1 million and €80.4 million in principal amount of second lien senior secured notes due 2024 (US$462.4 million as of June 30, 2018, including the paid-in-kind (PIK) from February 21, 2018 to June 30, 2018 and converted at the June 30, 2018 exchange rate of US$1.1658 per €1.00), bearing floating rate interest at Libor /Euribor (floor of 1%) depending on the currency + 4% in cash, and 8.5% PIK. This issuance comprises US$275 million and €80.4 million as new money and US$80.2 million in exchange for part of the accrued interest claims under the Senior Notes (with the US$ new money notes and accrued interest notes being fungible).

The New First Lien Notes due 2023 and the second lien senior secured notes due 2024 share the same security package encompassing notably the US Multi- Client Library, the shares of the main Sercel operating entities (Sercel SAS and Sercel Inc.), the shares of significant GGR operating entities, and certain intercompany loans.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and to further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated, on average, two-thirds to multi-client surveys and only one-third to exclusive surveys. The costs of the non-operated resources, are reported in the “Non-Operated Resources” segment. Since April 2017, and the implementation of the new ownership set up of our fleet, the non-operated vessels and their related costs (cold-stacking costs notably) have been transferred to Global Seismic Shipping AS (“GSS”).

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•

Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•

Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources. The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT and EBITDAs may be used by management as performance indicators for segments.

We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method. It captures the contribution to our results of the significant businesses that are managed through our joint ventures.

We define EBITDAs as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAs is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of the portion of amortization expenses corresponding to the internal margin included in capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The Group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income, EBITDAs, and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended June 30, 2018
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	IFRS 15 adjustments	Transformation Plan / Financial restructuring	Consolidated Total / As reported
Revenues from unaffiliated customers	63.9	—	203.3	70.7	—	337.9	(23.6)	—	314.3
Inter-segment revenues	3.0	—	—	12.2	(15.2)	—	—	—	—
Operating revenues	66.9	—	203.3	82.9	(15.2)	337.9	(23.6)	—	314.3
Depreciation and amortization (excluding multi-client surveys)	(9.7)	(0.1)	(18.4)	(7.5)	(0.1)	(35.8)	—	—	(35.8)
Depreciation and amortization of multi-client surveys	—	—	(39.2)	—	—	(39.2)	13.6	—	(25.6)
Operating income (2)	(7.4)	(5.5)	64.1	1.0	(12.5)	39.7	(10.0)	(3.4)	26.3
EBITDAS	2.3	(5.4)	116.8	8.6	(12.6)	109.7	(23.6)	(3.4)	82.7
Share of income in companies accounted for under equity method (1)	3.5	(2.1)	(0.3)	—	—	1.1	—	—	1.1
Earnings Before Interest and Tax (2)	(3.9)	(7.6)	63.8	1.0	(12.5)	40.8	(10.0)	(3.4)	27.4
Capital expenditures (excluding multi-client surveys) (3)	4.5	—	14.7	9.1	4.7	33.0	—	—	33.0
Investments in multi-client surveys, net cash	—	—	54.2	—	—	54.2	—	—	54.2

	Three months ended June 30, 2017
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures		Transformation Plan	Consolidated Total / As reported
Revenues from unaffiliated customers	81.3	—	220.7	47.8	—	349.8		—	349.8
Inter-segment revenues	0.7	—	—	5.2	(5.9)	—		—	—
Operating revenues	82.0	—	220.7	53.0	(5.9)	349.8		—	349.8
Depreciation and amortization (excluding multi-client surveys)	(11.7)	(3.3)	(20.8)	(7.1)	0.2	(42.7)		—	(42.7)
Depreciation and amortization of multi-client surveys	—	—	(88.9)	—	—	(88.9)		—	(88.9)
Operating income (2)	(12.7)	(5.3)	37.3	(12.6)	(10.2)	(3.5)		(94.7)	(98.2)
EBITDAS	(0.9)	(2.0)	139.3	(5.5)	(10.9)	120.0		(94.7)	25.3
Share of income in companies accounted for under equity method (1)	0.3	(2.8)	—	—	—	(2.5)		—	(2.5)
Earnings Before Interest and Tax (2)	(12.4)	(8.1)	37.3	(12.6)	(10.2)	(6.0)		(94.7)	(100.7)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	10.6	4.7	(1.2)	17.5		—	17.5
Investments in multi-client surveys, net cash	—	—	60.0	—	—	60.0		—	60.0

(1)	Share of operating results of companies accounted for under equity method was US$5.0 million and US$(1.0) million for the three months ended June 30, 2018 and 2017, respectively.
(2)

For the three months ended June 30, 2018, “eliminations and other” includes US$(10.2) million of general corporate expenses and US$(2.3) million of intra-group margin. For the three months ended June 30, 2017, “eliminations and other” included US$(8.3) million of general corporate expenses and US$(1.9) million of intra-group margin.

(3)

Capital expenditures include capitalized development costs of US$(8.1) million for the three months ended June 30, 2018 and 2017. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Six months ended June 30, 2018
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures	IFRS 15 adjustments	Transformation Plan / Financial restructuring	Consolidated Total / As reported
Revenues from unaffiliated customers	124.3	—	388.4	119.9	—	632.6	(72.7)	—	559.9
Inter-segment revenues	3.9	—	—	28.7	(32.6)	—	—	—	—
Operating revenues	128.2	—	388.4	148.6	(32.6)	632.6	(72.7)	—	559.9
Depreciation and amortization (excluding multi-client surveys)	(18.9)	(0.1)	(37.7)	(14.8)	(0.2)	(71.7)	—	—	(71.7)
Depreciation and amortization of multi-client surveys	—	—	(83.8)	—	—	(83.8)	51.8	—	(32.0)
Operating income (2)	(41.8)	(12.5)	102.5	(8.9)	(21.9)	17.4	(20.9)	(37.3)	(40.8)
EBITDAS	(22.8)	(12.4)	213.7	6.0	(21.8)	162.7	(72.7)	(37.3)	52.7
Share of income in companies accounted for under equity method (1)	8.8	(5.6)	(0.8)	—	—	2.4	—	—	2.4
Earnings Before Interest and Tax (2)	(33.0)	(18.1)	101.7	(8.9)	(21.9)	19.8	(20.9)	(37.3)	(38.4)
Capital expenditures (excluding multi-client surveys) (3)	19.2	—	29.6	11.2	1.5	61.5	—	—	61.5
Investments in multi-client surveys, net cash	—	—	116.2	—	—	116.2	—	—	116.2
Capital employed	0.3	0.1	2.2	0.6	—	3.2	—	—	3.2
Total identifiable assets	0.5	0.1	2.6	0.6	—	3.8	0.1	—	3.9

	Six months ended June 30, 2017
In millions of US$, except for assets and capital employed in billions of US$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Segment figures		Transformation Plan	Consolidated Total / As reported
Revenues from unaffiliated customers	147.1	—	378.7	73.4	—	599.2		—	599.2
Inter-segment revenues	1.4	—	—	12.0	(13.4)	—		—	—
Operating revenues	148.5	—	378.7	85.4	(13.4)	599.2		—	599.2
Depreciation and amortization (excluding multi-client surveys)	(25.1)	(15.6)	(40.2)	(14.7)	—	(95.6)		—	(95.6)
Depreciation and amortization of multi-client surveys	—	—	(136.6)	—	—	(136.6)		—	(136.6)
Operating income (2)	(51.3)	(25.6)	55.6	(29.0)	(20.4)	(70.7)		(124.4)	(195.1)
EBITDAS	(26.1)	(10.0)	219.5	(14.2)	(20.5)	148.7		(124.4)	24.3
Share of income in companies accounted for under equity method (1)	2.8	(2.8)	—	—	—	—		—	—
Earnings Before Interest and Tax (2)	(48.5)	(28.4)	55.6	(29.0)	(20.4)	(70.7)		(124.4)	(195.1)
Capital expenditures (excluding multi-client surveys) (3)	8.0	—	21.8	7.8	(0.7)	36.9		—	36.9
Investments in multi-client surveys, net cash	—	—	108.3	—	—	108.3		—	108.3
Capital employed	0.4	—	2.3	0.6	—	3.3		—	3.3
Total identifiable assets	0.6	0.1	2.6	0.7	—	4.0		—	4.0

(1)	Share of operating results of companies accounted for under equity method was US$8.9 million and US$2.7 million for the six months ended June 30, 2018 and 2017, respectively.
(2)

For the six months ended June 30, 2018, “eliminations and other” includes US$(18.3) million of general corporate expenses and US$(3.6) million of intra-group margin. For the six months ended June 30, 2017, “eliminations and other” included US$(16.4) million of general corporate expenses and US$(4.0) million of intra-group margin.

(3)

Capital expenditures include capitalized development costs of US$(16.1) million and US$(14.6) million for the six months ended June 30, 2018 and 2017, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area before IFRS 15 (Segment operating revenue)

The following tables set forth our Segment operating revenues for all segments by location of customers, and the percentage of total Segment operating revenues represented thereby (excluding IFRS 15 impact):

	Three months ended June 30,
In millions of US$, except percentages	2018		2017
North America	63.8	19%	96.7	28%
Central and South Americas	38.5	11%	105.6	30%
Europe, Africa and Middle East	171.9	51%	106.0	30%
Asia Pacific	63.7	19%	41.5	12%

Total Segment operating revenues	337.9	100%	349.8	100%

	Six months ended June 30,
In millions of US$, except percentages	2018		2017
North America	121.0	19%	174.2	29%
Central and South Americas	98.1	16%	166.2	28%
Europe, Africa and Middle East	275.1	43%	179.1	30%
Asia Pacific	138.4	22%	79.7	13%

Total Segment operating revenues	632.6	100%	599.2	100%

NOTE 6— OTHER REVENUES AND EXPENSES

	Six months ended June 30,
In millions of US$	2018	2017
Impairment of assets	—	—
Restructuring costs	(49.6)	(235.8)
Change in restructuring reserves	12.3	90.4
Impairment and restructuring expenses – net	(37.3)	(145.4)
Other revenues (expenses)	0.5	—
Exchange gains (losses) on hedging contracts	(0.2)	(0.2)
Gains (losses) on sales of assets	6.4	27.4

Other revenues (expenses) – net	(30.6)	(118.2)

Six months period ended June 30, 2018

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we recognized US$(37.3) million of restructuring costs for the six months ended June 30, 2018, of which US$(3.4) million were recorded during the second quarter of 2018.

These restructuring costs include:

(i)	US$14.8 million of professional fees mainly linked to the US Chapter 11 and French Safeguard procedures (see note 2 —“Financial restructuring process”); and

(ii)	US$22.5 million of other costs related to our Transformation Plan.

Gains (losses) on sales of assets

This line item includes sales of assets and also losses related to damaged or scrapped marine seismic equipment.

Six months period ended June 30, 2017

Other non-recurring revenues (expenses) – net

“Other non-recurring revenues and expenses – net” amounted to US$(145.4) million for the six months ended June 30, 2017, of which US$(115.7) million were recorded during the second quarter of 2017.

These restructuring costs were part of the Group Transformation Plan and included:

(i)

US$12.3 million to reduce the cash burden of the charter agreement in respect of one vessel in operation. This loss corresponded to the compensation granted to the ship-owner following the renegotiation of the charter agreements,

(ii)

US$72.1 million to renegotiate and extend the charter agreements in respect of two seismic vessels to reduce the cash burden following the implementation of a new ownership set up. This loss corresponded to the compensation granted to ESV and OSV following the renegotiation of the charter agreements,

(iii)	US$53.0 million of professional fees mainly linked to the US Chapter 11 and French Safeguard procedures,

(iv)	US$8.0 million of other costs related to our Transformation Plan.

Gains (losses) on sales of assets

In the six months ended June 30, 2017, we recognized a US$21.0 million gain arising from our contribution of assets to GSS, which was created in April 2017 between CGG and Eidesvik as part of the Group Transformation Plan.

This line item also included sales of assets and losses related to damaged or scrapped marine seismic equipment.

NOTE 7— RECEIVABLES

In 2017, we entered into an agreement with a financial institution to obtain advance payments for a marine acquisition and processing project with a client and then to factor several notes receivable linked to this project. The first part of the agreement was successful and is now over. As part of this agreement, we have transferred US$56.1 million of notes receivable as of June 30, 2018. The risks retained by the Group were mainly the risk of payment delay up to 60 days and the risk of commercial litigation. These risks were historically low with the transferred client. As a consequence, the Group retained an amount of US$5.6 million to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

NOTE 8— RELATED PARTY TRANSACTIONS

	June 30,
	2018			2017
In millions of US$	Joint Ventures (a)	Associates (b)	Total	Joint Ventures (a)	Associates (b)	Total
Sales of geophysical equipment	0.2	7.2	7.4	0.3	2.3	2.6
Equipment rentals, charter revenues and services rendered	4.9	4.3	9.2	7.0	4.5	11.5
Operating Revenues	5.1	11.5	16.6	7.3	6.8	14.1
Charter expenses	(11.3)	—	(11.3)	(14.9)	—	(14.9)
Ship management expenses	(21.1)	(0.1)	(21.2)	(11.6)	—	(11.6)
Costs of services rendered	(2.0)	(0.3)	(2.3)	(0.5)	(1.2)	(1.7)
Cost of operations	(34.4)	(0.4)	(34.8)	(27.0)	(1.2)	(28.2)
Other financial income (loss)	0.3	—	0.3	(0.2)	—	(0.2)
Trade accounts and notes receivable, other current assets, including agency arrangements	22.4	12.4	34.8	17.8	8.5	26.3
Other Financial assets – Loans granted	34.0	—	34.0	16.5	—	16.5
Assets Total	56.4	12.4	68.8	34.3	8.5	42.8
Trade accounts and notes payable, other current liabilities, including agency arrangements	12.6	3.9	16.5	12.6	14.4	27.0
Liabilities Total	12.6	3.9	16.5	12.6	14.4	27.0
Future leases commitments	381.2	—	381.2	410.8	—	410.8
Future ship management costs	156.5	—	156.5	116.0	—	116.0
Contractual Obligations	537.7	—	537.7	526.8	—	526.8

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine acquisition segment;
(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics acquisition segment;

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 9— COMMON STOCK AND STOCK OPTION PLANS

Common stock and warrants

Common stock operations for the six months ended June 30, 2018 were:

•	a reduction of the nominal value of each share from €0.80 to €0.01 (refer to note 2 – “Significant events” for more information),

•	the issuance on February 21, 2018 of (refer to note 2 – “Significant events” for more information):

•

71,932,731 shares of the Company (the “New Shares”) each with one share purchase warrant (the “Warrants #2” and together with the New Shares, the “ABSA”), all of which were subscribed by holders of preferential subscription rights. The final gross proceeds amounted to €112 million;

•	35,311,528 new shares (the “Creditor Shares 1”) resulting from the equitization of the Convertible Bonds;

•	449,197,594 new shares (the “Creditor Shares 2”) resulting from the equitization of the Senior Notes;

•	22,133,149 warrants allocated to the shareholders of CGG (the “Warrants #1”);

•	113,585,276 warrants in favor of the subscribers to the Second Lien Notes (the “Warrants #3”);

•	7,099,079 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Coordination Warrants”);

•	10,648,619 warrants allocated to the members of the ad hoc committee of holders of Senior Notes (the “Backstop Warrants”).

Following the issuance of the New Shares, Creditor Shares 1 and Creditor Shares 2, the Company’s share capital amounted to €5,785,750.02, divided into 578,575,002 shares with a nominal value of €0.01 per share.

The exercise of warrants between February 21, 2018 and June 30, 2018 is as follows:

	Warrants#1	Warrants#2	Warrants#3	Coordination Warrants	Backstop Warrants
Number of warrants issued	22,133,149	71,932,731	113,585,276	7,099,079	10,648,619
Number of warrants exercised	28,026	32,232	104,283,404	6,364,657	9,546,988
Number of warrants remaining	22,105,123	71,900,499	9,301,872	734,422	1,101,631

Exercise ratio	3 Warrants #1 for 4 new shares	3 Warrants #2 for 2 new shares	1 Warrant #3 for 1 new share	1 Coordination Warrant for 1 new share	1 Backstop Warrant for 1 new share
Exercise price	3.12 euros per new share	4.02 euros per new share	0.01 euro per new share	0.01 euro per new share	0.01 euro per new share

Maximum number of shares to be issued upon exercise of the warrants (subject to adjustments)	29,477,536	47,955,154	113,585,276	7,099,079	10,648,619
Number of shares issued	37,368	21,488	104,283,404	6,364,657	9,546,988
Number of shares to be issued	29,440,168	47,933,666	9,301,872	734,422	1,101,631

Expiry date of the warrants	February 21, 2022	February 21, 2023	August 21, 2018	August 21, 2018	August 21, 2018

Following the issuance of the New Shares, Creditor Shares 1 and Creditor Shares 2 and the exercises of warrants, the Company’s share capital as of June 30, 2018, amounted to €6,988,289.07, divided into 698,828,907 shares with a nominal value of €0.01 per share.

Stock option plans

New stock option plans and performance shares allocation plan

On June 27, 2018, the Board of Directors allocated:

•

732,558 options to the Chief Executive Officer. Their exercise price is €2.15. The options vest in four batches, in June 2019 (for 25% of the options allocated), June 2020 (for 25% of the options allocated), June 2021 (for 25% of the options allocated) and June 2022 (for 25% of the options allocated). Such vesting is subject to performance condition related to CGG share price. The options have an eight-year duration.

•

1,141,088 options to the Executive Leadership members. Their exercise price is €2.15. The options vest in four batches, in June 2019 (for 25% of the options allocated), June 2020 (for 25% of the options allocated), June 2021 (for 25% of the options allocated) and June 2022 (for 25% of the options allocated). Such vesting is subject to performance conditions related to CGG share price. The options have an eight-year duration.

•

4,670,743 options to certain employees. Their exercise price is €2.15. The options vest in four batches, in June 2019 (for 25% of the options allocated), June 2020 (for 25% of the options allocated), June 2021 (for 25% of the options allocated) and June 2022 (for 25% of the options allocated). The options have an eight-year duration.

•

157,500 performance shares to the Chief Executive Officer, 242,841 performance shares to the Executive Leadership members, and 2,708,180 performance shares to certain employees. The performance shares vest in two batches, in June 2020 (for 50% of the shares allocated) and June 2021 (for 50% of the shares allocated). The end of the acquisition period for the first batch of these performance shares is set at the latest of the two following dates: June 27, 2020 or the date of the Annual Shareholders’ Meeting convened to approve the financial statements for fiscal year 2019, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation have been fulfilled. The end of the acquisition period for the second batch of these performance shares is set at the latest of the two following dates: June 27, 2021 or the date of the Annual Shareholders’ Meeting convened to approve the financial statements for fiscal year 2020, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation have been fulfilled.

The main assumptions related to the stock option plan issued on June 27, 2018 are as follows:

•	CGG share price as of June 28, 2018: €2.15

•	Volatility over 1 year: 60.90%

•	Volatility over 2 years: 54.40%

•	Volatility over 3 years: 54.94%

•	Volatility over 4 years: 52.24%

•	Risk-free rate: 0.00%

Information related to options outstanding as of June 30, 2018 is summarized below:

Date of Board of Directors’ resolution	Options granted	Options outstanding as of June 30, 2018	Exercise price per share (€)	Expiration date	Remaining duration
October 21, 2010	120,000	3,994	167.95	October 21, 2018	3.7 months
March 24, 2011	1,164,363	97,425	253.30	March 24, 2019	8.8 months
June 26, 2012	1,410,625	49,794	186.62	June 26, 2020	23.9 months
June 24, 2013	1,642,574	78,042	193.27	June 24, 2021	35.8 months
June 26, 2014	1,655,843	88,124	107.66	June 26, 2022	47.9 months
June 25, 2015	1,769,890	111,155	62.92	June 25, 2023	59.9 months
June 23, 2016	6,658,848	398,764	8.52	June 23, 2024	71.8 months
June 27, 2018	6,544,389	6,544,389	2.15	June 27, 2026	96.0 months

Total	20,966,532	7,371,687

Following the capital increase in February 2018, the stock options were adjusted as follows:

Date of stock options	Number of options as of February 21, 2018	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)
October 21, 2010	3,994	428.80	167.95
March 24, 2011	98,064	646.72	253.30
June 26, 2012	50,436	476.48	186.62
June 24, 2013	78,892	493.44	193.27
June 26, 2014	105,711	274.88	107.66
June 25, 2015	122,189	160.64	62.92
June 23, 2016	471,856	21.76	8.52

NOTE 10— SUBSEQUENT EVENTS

Geowave Voyager

SeaBird Exploration Plc announced on July 11, 2018 that it was in an exclusive process to acquire our seismic vessel Geowave Voyager and certain seismic equipment for cash consideration of US$17 million. The transfer of ownership of the Vessel and closing of the transaction is expected to be finalized by October 2018. As of June 30, 2018, the classification of the Geowave Voyager as an asset held for sale is unchanged.

Convertible bondholder’s appeal

On July 17, 2018, certain holders of CGG’s convertible bonds filed a recourse before the French Supreme Court (Cour de cassation) against the ruling rendered on May 17, 2018 by the Appeals Court of Paris rejecting a claim by a group of Convertible Bondholders against the ruling of the Commercial Court of Paris sanctioning the safeguard plan on December 1, 2017.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir (“GGR”), (iii) Equipment and (iv) Non-Operated Resources (“NOR”). Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

As discussed further below under the heading “Factors affecting our results of operations — Fixed costs, Transformation Plan and fleet reduction”, we started implementing our Transformation Plan in the first quarter of 2014 to address the cyclical trough in the seismic market. In February 2015, when market conditions deteriorated further as a consequence of a renewed bearish outlook on the price of oil, we decided to implement new measures throughout the Group as part of our Transformation Plan, ultimately reducing our marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. The costs of the non-operated resources are reported in the Non-Operated Resources segment. Since April 2017, and the implementation of the new ownership set up of our fleet, the non-operated vessels and their related costs (cold-stacking costs notably) have been transferred to Global Seismic Shipping AS (“GSS”).

For more information, see Note 2 to our consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

GGR. This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•

Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•

NOR. This segment mainly comprises the costs of the non-operated marine resources. The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Financial restructuring process and first lien refinancing

On February 21, 2018, the Group finalized the implementation of its financial restructuring plan, which meets the Company’s objectives of strengthening its balance sheet and providing financial flexibility to continue investing in the future. This plan comprised in particular (i) the equitization of nearly all of the unsecured senior debt, (ii) the extension of the maturities of the secured senior debt and (iii) the provision of additional liquidity to meet various business scenarios.

Because the terms of the first lien senior secured notes due 2023 issued on February 21, 2018 by CGG Holding (U.S.) Inc., a wholly-owned indirect subsidiary of CGG SA, as part of the restructuring plan (the “Refinanced First Lien Notes”) provided a window to refinance them at par, on April 6, 2018, we commenced an offering of new first lien senior secured notes to refinance the Refinanced First Lien Notes.

On April 24, 2018, CGG Holding (U.S.) Inc. issued US$300 million in aggregate principal amount of 9.000% first lien senior secured notes due 2023 and €280 million in aggregate principal amount of 7.875% first lien senior secured notes due 2023 (together, the “New First Lien Notes”).

CGG Holding (U.S.) Inc. used the net proceeds from the issuance, together with cash on hand, to redeem the Refinanced First Lien Notes in full on May 9, 2018 in accordance with their terms.

Please refer to “Note 2 – Significant events” to our interim consolidated financial statements for further details on our financial restructuring process and on the refinancing of Refinanced First Lien Notes.

IFRS 15 Application

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard became effective on January 1, 2018 and requires either a full retrospective application (i.e. financial statements must be presented as if this standard had always been in force) or a modified retrospective application (i.e. with cumulative impact reflected in the opening statement of financial position of the year of first adoption). CGG implemented IFRS 15 on January 1, 2018 with a modified retrospective application.

The application of IFRS 15 does not result in any change to the Group’s revenue recognition policies for the following business lines: exclusive surveys sales, after-sales of multi-client surveys and sales of equipment.

With respect to the application of IFRS 15 to the Group’s multi-clients original participants contracts (“pre-commitments”), under which the Group obtains commitments from customers before a seismic project is completed and where the customer typically gains the right to direct or influence the project’s specifications and advance access to data as it is being acquired, the revenue recognition policy has not yet been endorsed.

Therefore, CGG has decided to implement temporarily from the first quarter of 2018, as have other seismic players, a revenue recognition policy for pre-commitments based on a single performance obligation (i.e. delivery of final processed data), thereby deferring recognition of the full amount of revenue under the contact until the time of delivery of the final processed data.

In that context, CGG decided to present a dual approach in the Group’s results including:

(i)	one set of figures (the “as reported” figures) with pre-commitment revenue recognized in full only upon delivery of the final data and

(ii)

a second set of figures (the “Segment figures”) produced in accordance with the Group’s historical method, which correspond to the figures used for internal management reporting purposes and provide comparative information during the year 2018. Indeed, the modified retrospective method requires disclosing the amount by which each line item is affected by IFRS 15 in the year of first application.

The Company aims to fix a definitive approach with its auditors and the applicable regulators ideally prior to the release of the third quarter 2018 financial statements and at the latest for the 2018 annual report.

Please refer to “note 1.1: Critical Accounting Policies- IFRS 15 Revenue from Contract with Customers” and “note 3: Revenues” to our interim consolidated financial statements for more information.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, some of which are described below and others that are set out in “Item 5: Operating and Financial Reviews and Prospects — Factors affecting our results of operations” and “—Trend Information” of our annual report on Form 20-F for the year ended December 31, 2017.

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand. The geophysical market has historically been extremely volatile.

We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid- to long-term between supply and demand for hydrocarbons. Lower or volatile hydrocarbon prices tend then to limit the demand for seismic services and products. Since 2015, oil and gas companies reduced their exploration and production spending due to falling oil prices, affecting demand for our products and services as reflected in our results. While the outlook still remains uncertain with clients cautious in their spending, in the context of strengthening of oil prices, we observe a gradual market improvement and remain on track to meet our targets for 2018.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2017 for a discussion of developments in the geophysical industry.

Fixed costs, Transformation Plan and fleet reduction

The Group has high fixed costs and seismic data acquisition activities that require substantial capital expenditures and long-term contractual commitments. As a result, downtime or decreased productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances that affect our ability to generate revenue could result in significant operating losses. In particular, we operate certain of our marine acquisition vessels under long-term bareboat charters, which generate significant fixed costs that cannot easily be reduced before the expiration of the charters.

In order to lower our high fixed cost base in light of the difficult market environment, the Group took drastic measures to reduce the operated seismic fleet, as part of the Transformation Plan, from 18 vessels in 2014 to an optimal size of five 3D high-end vessels by the end of 2016, with such remaining vessels mainly dedicated to multi-client programs. As of December 31, 2016, the operated seismic fleet was composed of five 3D high-end vessels, in accordance with our Transformation Plan.

Beginning of 2017, the Group implemented additional measures to further reduce its maritime exposure and improve the fleet’s competitiveness. In January 2017 and March 2017, we reduced the cash burden of various charter agreements, in respect of cold-stacked seismic vessels (the Pacific Finder, the Oceanic Phoenix and the Viking Vanquish) and an active seismic vessel (the Oceanic Champion). In April 2017, we implemented the new ownership set up for our seismic fleet, allowing the Group to access high-end capacity at fair market price while externalizing the cold-stacking costs.

As of June 30, 2018, the operated seismic fleet was composed of five 3D high-end vessels.

For more information, please refer to “Item 4: Information on the Company — Contractual Data Acquisition — Marine Data Acquisition Business Line — Group’s fleet of seismic vessels” and note 2 to our consolidated financial statements of our annual report on Form 20-F for the year ended December 31, 2017.

Backlog

Our backlog as of July 1, 2018 was US$466 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended June 30, 2018 compared to three months ended June 30, 2017

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended June 30,
	2018			2017
	Segment figures	IFRS 15 adjustment	As reported
	In millions of US$
Marine Contractual Data Acquisition	39.5	—	39.5	60.9
Land and Multi-Physics Acquisition	27.4	—	27.4	21.1
Contractual Data Acquisition Revenues	66.9	—	66.9	82.0
Multi-client data	110.5	(23.6)	86.9	132.7
Subsurface Imaging and Reservoir	92.8	—	92.8	88.0
GGR Revenues	203.3	(23.6)	179.7	220.7
Equipment Revenues	82.9	—	82.9	53.0
Eliminated revenues and others	(15.2)	—	(15.2)	(5.9)

Total operating revenues	337.9	(23.6)	314.3	349.8

Our consolidated operating revenues as reported, following the implementation of IFRS 15 for the three months ended June 30, 2018 decreased 10% to US$314 million from US$350 million for the comparable period of 2017.

Excluding IFRS 15 adjustments of US$24 million due to the absence of final data delivery for the three months ended June 30, 2018, our consolidated segment operating revenues decreased 3% to US$338 million from US$350 million for the comparable period of 2017 despite strong sales increase for our Equipment segment, robust Subsurface Imaging and Reservoir activity and high multi-client after-sales partly offsetting lower pre-commitment revenues.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 18% to US$67 million for the three months ended June 30, 2018 from US$82 million for the comparable period of 2017 in a continuing competitive market environment.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended June 30, 2018 decreased 35% to US$40 million from US$61 million for the comparable period of 2017. The decrease in revenue mainly comes from the different type of contract mix this year, as a large contract with high-end multi-source vessel setup was executed in the second quarter of 2017. Two vessels were active in West Africa, one in North Sea and the Endeavour, as previously announced, was returned to her owner in July, after completing our Mozambique multi-client program.

The availability rate decreased to 95% for the three months ended June 30, 2018 compared to 100% for the three months ended June 30, 2017, and the production rate was 98% for both periods. The fleet was dedicated to multi-client programs at 39% for the three months ended June 30, 2018 compared to 48% for the three months ended June 30, 2017.

Land and Multi-Physics Acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines increased 30% to US$27 million for the three months ended June 30, 2018, compared to US$21 million for the three months ended June 30, 2017. The activity was good for Land in North Africa with three crews in operation. Improving activity for Multi-Physics was driven by mining industry.

GGR

The operating revenues as reported from our GGR segment were US$180 million, a decrease of 19% from US$221 million for the comparable period of 2017. Excluding IFRS 15 adjustments, the segment operating revenues from our GGR segment for the three months ended June 30, 2018 decreased 8% to US$203 million from US$221 million for the comparable period of 2017.

Multi-client Data

The Multi-client Data revenues as reported for the three months ended June 30, 2018 were US$87 million, a decrease of 35% from US$133 million for the comparable period of 2017. Excluding IFRS 15 adjustments of US$24 million resulting from the absence of final data delivery during the second quarter of 2018, the multi-client data segment revenues decreased 17% to US$111 million compared to US$133 million for the three months ended June 30, 2017.

With the application of IFRS 15, prefunding revenues were zero in the second quarter of 2018 as no final data delivery occurred during the period. Excluding IFRS 15 adjustments, pre-commitment segment revenues decreased 68% to US$24 million for the three months ended June 30, 2018 from US$73 million for the comparable period of 2017, impacted by regulatory delays. The fleet was active in Mozambique and Brazil. A new acquisition started in the Wolfcamp shale play, targeting onshore US unconventional. The pre-commitment rate was 44% for the three months ended June 30, 2018 compared to 122% for the three months ended June 30, 2017.

After-sales revenues were strong in most basins, including North Sea, Brazil and onshore US, amounting to US$87 million for the three months ended June 30, 2018, increasing by 46% from US$59 million for the three months ended June 30, 2017.

Subsurface Imaging & Reservoir (“SIR”)

Operating revenues from our SIR business lines increased 5% to US$93 million for the three months ended June 30, 2018 from US$88 million for the comparable period of 2017, with a sustained demand for reprocessing and increasing nodes processing. Activity was driven by client reservoir/ production imaging and services. Geographically, market is improving particularly in US Gulf of Mexico and in Asia.

Equipment

Total production of our Equipment segment, including internal and external sales, increased 56% to US$83 million for the three months ended June 30, 2018 from US$53 million for the comparable period of 2017, confirming market rebound, especially on Land equipment side.

External revenues for our Equipment segment increased 48% to US$71 million for the three months ended June 30, 2018 from US$48 million for the comparable period of 2017.

Internal sales represented 15% of total revenues for the three months ended June 30, 2018 compared to 10% for the comparable period of 2017.

Land equipment sales represented 49% of total revenues for the three months ended June, 2018, stable compared to the comparable period of 2017, driven notably by channels deliveries in North Africa. The demand for well gauges is also accelerating, on the back of unconventional market activity.

Marine equipment sales represented 51% of total revenues for the three months ended June 30, 2018, stable compared to the comparable period of 2017, driven notably by one-off deliveries of Sentinel sections.

Operating Expenses

Cost of operations as reported, including depreciation and amortization, decreased 22% to US$247 million for the three months ended June 30, 2018 from US$318 million for the comparable period of 2017. Excluding IFRS 15 adjustments of US$14 million on multi-client surveys amortization, segment cost of operations for the three months ended June 30, 2018 decreased 18% to US$261 million from US$318 million for the comparable period of 2017. The amortization expenses of our seismic library as reported corresponded to 30% of the Multi-client Data revenues as reported for the three months ended June 30, 2018 compared to 67% for the comparable period of 2017. Excluding IFRS 15 adjustments, the segment amortization expenses of our seismic library corresponded to 36% of the Multi-client Data segment revenues for the three months ended June 30, 2018.

As a percentage of the operating revenues as reported, cost of operations as reported decreased to 79% for the three months ended June 30, 2018 from 91% for the comparable period of 2017. Excluding IFRS 15 adjustments, segment cost of operations, as a percentage of the segment operating revenues, decreased to 77% for the three months ended June 30, 2018 from 91% for the comparable period of 2017, mainly as a consequence of the large contract with high-end multi-source vessel setup we executed in the second quarter of 2017 and provision reversal for US$14 million. Gross profit as reported was a profit of US$68 million for the three months ended June 30, 2018 from a profit of US$33 million for the comparable period of 2017, representing 22% and 9% of operating revenues as reported, respectively. Segment gross profit was a profit of US$78 million for the three months ended June 30, 2018, representing a profit of 23% of segment operating revenues.

Research and development expenditures remained stable at US$8 million for the three months ended June 30, 2018 and for the comparable period of 2017, representing (2)% of operating revenues as reported in both periods. Research and development expenditures represented (2)% of segment operating revenues for the three months ended June 30, 2018.

Marketing and selling expenses decreased 4% at US$13 million for the three months ended June 30, 2018 compare to US$14 million for the three month ended June, 2017, mainly due to the finalization of our Transformation Plan.

General and administrative expenses increased 14% to US$23 million for the three months ended June 30, 2018 from US$20 million for the comparable period of 2017, the positive effect of our Transformation Plan being more than offset by the unfavorable exchange environment, with a rate of US$1.20 per euro for the three months ended June 30, 2018 compared to US$1.09 per euro for the three months ended June 30, 2017. General and administrative expenses represented (7)% of operating revenues as reported in the three months ended June 30, 2018 and (6)% in the three months ended June 30, 2017. General and administrative expenses represented (7)% of segment operating revenues in the three months ended June 30, 2018.

Other expenses amounted to net profit of US$2 million as reported, for the three months ended June 30, 2018, including mainly (i) US$1 million of net restructuring costs related to our Transformation Plan, (ii) US$2 million of financial restructuring fees and (iii) US$5 million of gain on sale of assets.

Other expenses amounted to US$89 million for the three months ended June 30, 2017, including mainly (i) US$95 million expenses related to our Transformation Plan of which US$51 million loss related to our new ownership set up for our seismic fleet and US$44 million of costs were mostly financial restructuring fees and (ii) US$6 million gain on sales of non-core assets.

For more information on our maritime liabilities management and our Financial Restructuring, see Note 2 to our consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

Operating Income

Operating Income as reported amounted to US$26 million for the three months ended June 30, 2018 (see note 5 to our interim consolidated financial statements), as a result of the factors described above, compared to a loss of US$98 million for the three months ended June 30, 2017. Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, segment Operating Income amounted to US$40 million for the three months ended June 30, 2018 compared to a loss of US$3 million for the three months ended June 30, 2017.

Segment Operating Income from our Contractual Data Acquisition segment was a loss of US$7 million for the three months ended June 30, 2018, including US$14 million of provision reversal, compared to a loss of US$13 million for the three months ended June 30, 2017. Contractual Data Acquisition activities continued to experience a competitive market environment.

Segment Operating Income from our GGR segment was an income of US$64 million for the three months ended June 30, 2018 compared to an income of US$37 million for the three months ended June 30, 2017. The increase in segment Operating Income is mainly due to a favorable revenue mix with multi-client depreciation rate of 36% for the three months ended June 30, 2018 compared to 67% for the three months ended June 30, 2017.

Segment Operating Income from our Equipment segment was a profit of US$1 million for three months ended June 30, 2018 compared to a loss of US$13 million for the three months ended June 30, 2017, mainly due to higher volumes, the key driver to reaching the breakeven point.

Segment Operating Income from our NOR segment was a loss of US$6 million for the three months ended June 30, 2018, including the remaining part of the Caribbean restart costs, compared to a loss of US$5 million for three months ended June 30, 2017.

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to US$1 million for the three months ended June 30, 2018, mainly due to positive contributions from Argas and SBGS, compared to a loss of US$3 million for the three months ended June 30, 2017.

Earnings Before Interest and Tax (“EBIT”)

EBIT as reported amounted to US$27 million, for the three months ended June 30, 2018 (see note 5 to our interim consolidated financial statements), as a result of the factors described above compared to a loss of US$101 million for the three months ended June 30, 2017. Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, segment EBIT amounted to US$41 million for the three months ended June 30, 2018 compared to a loss of US$6 million for the three months ended June 30, 2017.

Segment EBIT from our Contractual Data Acquisition segment was a loss of US$4 million for the three months ended June 30, 2018 compared to a loss of US$12 million for the three months ended June 30, 2017.

Segment EBIT from our GGR segment for the three months ended June 30, 2018 was an income of US$64 million compared to an income of US$37 million for the three months ended June 30, 2017.

Segment EBIT from our Equipment segment was an income of US$1 million for three months ended June 30, 2018 compared to a loss of US$13 million for the comparable period of 2017.

Segment EBIT from our NOR segment was a loss of US$8 million for three months ended June 30, 2018 and for the comparable period of 2017.

Financial Income and Expenses

Net cost of financial debt decreased 32% to US$33 million for the three months ended June 30, 2018 from US$49 million for the comparable period of 2017 as a result of the reduction in our debt following our financial restructuring.

Other financial income and expenses amounted to an income of US$65 million for the three months ended June 30, 2018 compared to an income of US$1 million for the comparable period of 2017, including mainly (i) US$75 million in one-off incomes mainly linked to the positive foreign exchange effect, associated with the shift of our Euro/US$ balance sheet exposure following the financial restructuring and the subsequent first lien refinancing partly offset by (ii) US$10 million of first lien refinancing costs (on a prorata temporis basis, as previously identified in the first quarter of 2018). Our Euro/US$ balance sheet exposure has been significantly reduced by end of June 2018.

Income Taxes

Income taxes as reported amounted to an expense of US$10 million, for the three months ended June 30, 2018 compared to an expense of US$21 million for the comparable period of 2017.

Net Income

Net income as reported was US$49 million, for the three months ended June 30, 2018 compared to a loss of US$170 million for the comparable period of 2017 as a result of the factors discussed above.

Six months ended June 30, 2018 compared to six months ended June 30, 2017

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Six months ended June 30,
	2018			2017
	Segment figures	IFRS 15 adjustment	As reported
	In millions of US$
Marine Contractual Data Acquisition	68.4	—	68.4	105.5
Land and Multi-Physics Acquisition	59.8	—	59.8	43.0
Contractual Data Acquisition Revenues	128.2	—	128.2	148.5
Multi-client data	194.9	(72.7)	122.2	204.9
Subsurface Imaging and Reservoir	193.5	—	193.5	173.8
GGR Revenues	388.4	(72.7)	315.7	378.7
Equipment Revenues	148.6	—	148.6	85.4
Eliminated revenues and others	(32.6)	—	(32.6)	(13.4)

Total operating revenues	632.6	(72.7)	559.9	599.2

Our consolidated operating revenues as reported, following the implementation of IFRS 15 for the six months ended June 30, 2018 decreased 7% to US$560 million from US$599 million for the comparable period of 2017.

Excluding IFRS 15 adjustments of US$73 million due to the absence of final data delivery for the six months ended June 30, 2018, our consolidated segment operating revenues for the six months ended June 30, 2018 increased 6% to US$633 million from US$599 million for the comparable period of 2017, mainly as a consequence of strong activity increase in our Equipment segment and resilient performance of our Subsurface Imaging and Reservoir activity.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 14% to US$128 million for the six months ended June 30, 2018 from US$149 million for the comparable period of 2017 in a continued competitive market environment.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the six months ended June 30, 2018 decreased 35% to US$68 million from US$106 million for the comparable period of 2017. The decrease in revenue mainly comes from the different type of contract mix this year, as a large contract with high-end multi-source vessel setup was executed in the comparable period of 2017. The fleet was dedicated to multi-client programs at 41% for the six months ended June 30, 2018 and for the comparable period of 2017.

The availability rate was 94% for the six months ended June 30, 2018 compared to 96% for the six months ended June 30, 2017. The production rate reached 97% for the six months ended June 30, 2018 compared to 98% for the six months ended June 30, 2017.

Land and Multi-Physics Acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines increased 39% to US$60 million for the six months ended June 30, 2018, compared to US$43 million for the six months ended June 30, 2017. Land and Multi-Physics Acquisition operated in a still competitive market environment, but activity was higher especially for mining market.

GGR

The operating revenues as reported from our GGR segment were US$316 million, a decrease of 17% from US$379 million for the comparable period of 2017. Excluding IFRS 15 adjustments of US$73 million, the segment operating revenues from our GGR segment for the six months ended June 30, 2018 increased 3% to US$388 million from US$379 million for the comparable period of 2017, showing overall resilience with clients maintaining cautious spending approach.

Multi-client Data

The Multi-client Data revenues as reported were US$122 million, a decrease of 40% from US$205 million for the six months ended June 30, 2017. Excluding IFRS 15 adjustments of US$73 million resulting from the absence of final data delivery during the first half of 2018, the Multi-client Data segment revenues decreased 5% to US$195 million for the six months ended June 30, 2018 from US$205 million for the six months ended June 30, 2017.

With the application of IFRS 15, pre-commitment revenues were nil in the first half of 2018 as no final data delivery occurred during the period. Excluding IFRS 15 adjustments, pre-commitment segment revenues decreased 42% to US$73 million for the six months ended June 30, 2018 from US$127 million for the six months ended June 30, 2017, mainly as a consequence of regulatory delays. The pre-commitment rate was 63% for the six months ended June 30, 2018 compared to 117% for the six months ended June 30, 2017.

After-sales revenues increased 56% to US$122 million for the six months ended June 30, 2018 from US$78 million for the six months ended June 30, 2017. Our offshore multi-client sales were highest made in North Sea and Brazil, while onshore US contributed significantly to after-sales revenues.

Subsurface Imaging & Reservoir (“SIR”)

Operating revenues from our SIR business lines increased 11% to US$194 million for the six months ended June 30, 2018 from US$174 million for the comparable period of 2017. Subsurface Imaging delivered a resilient performance, with all businesses on track. The activity increased for nodes processing while the demand is sustained for reprocessing, notably in the US Gulf of Mexico and Asia.

Equipment

Total production of our Equipment segment, including internal and external sales, increased 74% to US$149 million for the six months ended June 30, 2018 from US$85 million for the comparable period of 2017, showing signs of a stronger market.

External revenues for our Equipment segment increased 63% to US$120 million for the six months ended June 30, 2018 from US$73 million for the comparable period of 2017.

Internal sales represented 19% of total revenues for the six months ended June 30, 2018 compared to 14% for the comparable period of 2017.

Land equipment sales represented 62% of total revenues, compared to 52% for the comparable period of 2017, confirming market rebound, with increasing activity in the Middle-East and channels deliveries in North Africa. The demand for well gauges is also accelerating, on the back of unconventional market activity.

Marine equipment sales represented 38% of total revenues, compared to 48% for the comparable period of 2017, still constrained by difficult marine acquisition market.

Operating Expenses

Cost of operations as reported, including depreciation and amortization, decreased 18% to US$486 million for the six months ended June 30, 2018 from US$594 million for the comparable period of 2017. Excluding IFRS 15 adjustments of US$52 million on multi-client surveys amortization, segment cost of operations for the six months ended June 30, 2018 decreased 9% at US$538 million from US$594 million for the comparable period of 2017. The amortization expenses of our seismic library as reported corresponded to 26% of the Multi-client Data revenues as reported for the six months ended June 30, 2018 compared to 67% for the comparable period of 2017. Excluding IFRS 15 adjustments, the segment amortization expenses of our seismic library corresponded to 43% of the Multi-client Data segment revenues for the six months ended June 30, 2018.

As a percentage of the operating revenues as reported, cost of operations as reported decreased to 87% for the six months ended June 30, 2018 from 99% for the comparable period of 2017. Excluding IFRS 15 adjustments, segment cost of operations, as a percentage of the segment operating revenues, decreased to 85% for the six months ended June 30, 2018 from 99% for the comparable period of 2017, mainly as a consequence of the large contract with high-end multi-source vessel setup we executed in the second quarter of 2017 and provision reversal for US$14 million. Gross profit as reported was US$75 million for the six months ended June 30, 2018 from a profit of US$6 million for the comparable period of 2017, representing 13% and 1% of operating revenues as reported, respectively. Segment gross profit was a profit of US$96 million for the six months ended June 30, 2018, representing 15% of segment operating revenues.

Research and development expenditures decreased 5% to US$15 million for the six months ended June 30, 2018, from US$16 million for the comparable period of 2017, representing (3)% of operating revenues as reported in both periods. Research and development expenditures represented (2)% of segment operating revenues for the six months ended June 30, 2018.

Marketing and selling expenses decreased 3% to US$26 million for the six months ended June 30, 2018, from US$27 million for the comparable period of 2017, mainly due to the finalization of our Transformation Plan.

General and administrative expenses increased 9% to US$44 million for the six months ended June 30, 2018 from US$40 million for the comparable period of 2017, the positive effect of our Transformation Plan being more than offset by the unfavorable exchange environment, with a rate of US$1.21 per euro for the six months ended June 30, 2018 compared to

US$1.08 per euro for the six months ended June 30, 2017. General and administrative expenses represented (8)% of operating revenues as reported in the six months ended June 30, 2018 and (7)% in the six months ended June 30, 2017. General and administrative expenses represented (7)% of segment operating revenues in the six months ended June 30, 2018.

Other expenses amounted to net expense of US$31 million as reported, for the six months ended June 30, 2018, including mainly (i) US$22 million of net restructuring costs related to our Transformation Plan, (ii) US$15 million of financial restructuring fees and (iii) US$6 of gain on sale of assets.

Other expenses amounted to US$118 million for the six months ended June 30, 2017, including mainly (i) US$124 million expenses related to our Transformation Plan of which US$51 million loss related to our new ownership set up for our seismic fleet and US$73 million costs being mostly financial restructuring fees and (ii) US$6 million gain on sales of non-core assets.

For more information on our maritime liabilities management and our Financial Restructuring, see Note 2 to our consolidated annual financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

Operating Income

Operating Income as reported amounted to a loss of US$41 million for the six months ended June 30, 2018 (see note 5 to our interim consolidated financial statements), as a result of the factors described above, compared to a loss of US$195 million for the six months ended June 30, 2017. Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, segment Operating Income amounted to an income of US$17 million for the six months ended June 30, 2018 compared to a loss of US$71 million for the six months ended June 30, 2017.

Segment Operating Income from our Contractual Data Acquisition segment was a loss of US$42 million for the six months ended June 30, 2018, compared to a loss of US$51 million for the six months ended June 30, 2017, mainly due to weak pricing conditions in Marine, despite the fleet’s good operational performance with a high production rate at 97% and provision reversal effect.

Segment Operating Income from our GGR segment was an income of US$103 million for the six months ended June 30, 2018 compared to an income of US$56 million for the six months ended June 30, 2017. The increase in segment Operating Income is driven by higher mix of fully amortized surveys, triggering limited multi-client depreciation rate of 43% for the six months ended June 30, 2018 compared to 67% for the six months ended June 30, 2017, while all the SIR business lines also contributed to the higher performance.

Segment Operating Income from our Equipment segment was a loss of US$9 million for six months ended June 30, 2018 compared to a loss of US$29 million for the six months ended June 30, 2017, still hampered by low volumes despite breakeven point reached in the second quarter of 2018.

Segment Operating Income from our NOR segment was a loss of US$13 million for the six months ended June 30, 2018 compared to a loss of US$26 million for six months ended June 30, 2017.

Equity in Income of Affiliates

Income from investments accounted for under the equity method was US$2 million for the six months ended June 30, 2018 and was nil for the six months ended June 30, 2017.

Earnings Before Interest and Tax (“EBIT”)

EBIT as reported amounted to a loss of US$38 million, for the six months ended June 30, 2018 (see note 5 to our interim consolidated financial statements) as a result of the factors described above, compared to a loss of US$195 million for the six months ended June 30, 2017. Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, segment EBIT amounted to an income of US$20 million for the six months ended June 30, 2018 compared to a loss of US$71 million for the six months ended June 30, 2017.

Segment EBIT from our Contractual Data Acquisition segment was a loss of US$33 million for the six months ended June 30, 2018 compared to a loss of US$49 million for the six months ended June 30, 2017.

Segment EBIT from our GGR segment for the six months ended June 30, 2018 was an income of US$102 million compared to an income of US$56 million for the six months ended June 30, 2017.

Segment EBIT from our Equipment segment was a loss of US$9 million for six months ended June 30, 2018 compared to a loss of US$29 million for the comparable period of 2017.

Segment EBIT from our NOR segment was a loss of US$18 million for six months ended June 30, 2018 compared to a loss of US$28 million for six months ended June 30, 2017.

Financial Income and Expenses

Net cost of financial debt decreased 30% to US$67 million for the six months ended June 30, 2018 from US$96 million for the comparable period of 2017 as a result of the reduction in our debt following our financial restructuring.

Other financial income and expenses amounted to an income of US$828 million for the six months ended June 30, 2018 compared to an expense of US$1 million for the comparable period of 2017, mainly due to (i) the strong positive impact of our financial restructuring for US$771 and (ii) US$78 million in one-off incomes mainly linked to the positive foreign exchange effect, associated with the shift of Euro/US$ balance sheet exposure following the financial restructuring and the subsequent first lien refinancing, partly offset by (iii) first lien refinancing costs for US$21 million. Our Euro/US$ balance sheet exposure has been significantly reduced by end of June 2018.

Income Taxes

Income taxes as reported amounted to an expense of US$27 million, for the six months ended June 30, 2018 compared to an expense of US$23 million for the comparable period of 2017.

Net Income

Net income as reported was a profit of US$696 million, for the six months ended June 30, 2018 compared to a loss of US$315 million for the comparable period of 2017 as a result of the factors discussed above.

Liquidity and Capital Resources

Financing Arrangements

On February 21, 2018, CGG finalized the implementation of its financial restructuring plan, issuing the first lien senior secured notes due 2023 and the second lien senior secured notes due 2024. At the same time, all unsecured senior debts were fully equitized.

Because the terms of the Refinanced First Lien Notes provided a window to refinance them at par, we commenced an offering of new first lien senior secured notes in April 2018 to refinance the Refinanced First Lien Notes.

On April 24, 2018, CGG Holding (U.S.) Inc. issued US$300 million in aggregate principal amount of 9.000% first lien senior secured notes due 2023 and €280 million in aggregate principal amount of 7.875% first lien senior secured notes due 2023 (together, the “New First Lien Notes”).

CGG Holding (U.S.) Inc. used the net proceeds from the issuance, together with cash on hand, to redeem in full the Refinanced First Lien Notes on May 9, 2018 in accordance with their terms.

As of June 30, 2018, our material financing arrangements consisted of the following:

•	US$626 million New First Lien Notes due 2023; and

•	US$462 million Second Lien Senior Secured Notes due 2024 (including cumulated PIK).

Please refer to “note 2: Subsequent events” to our interim consolidated financial statements for information on the refinancing of the first lien senior secured notes due 2023.

Cash Flows

Operating activities

Net cash provided by operating activities as reported was US$92 million for the six months ended June 30, 2018 compared to net cash used of US$13 million for the comparable period of 2017. Before changes in working capital, net cash provided by operating activities as reported for the six months ended June 30, 2018 was US$22 million, compared to US$32 million for the comparable period for 2017. Changes in working capital as reported had a positive impact on cash from operating activities of US$70 million in the six months ended June 30, 2018 compared to a negative impact of US$45 million for the comparable period of 2017.

Excluding IFRS 15 adjustments and Transformation Plan and Financial Restructuring impacts, net cash provided by segment operating activities was US$158 million for the six months ended June 30, 2018 compared to US$87 million for the comparable period of 2017. Before changes in segment working capital, net cash generated by segment operating activities for the six months ended June 30, 2018 was US$157 million compared to US$132 million for the comparable period for 2017. Changes in segment working capital had a positive impact on cash from segment operating activities of US$1 million in the six months ended June 30, 2018 compared to a negative impact of US$45 million for the comparable period of 2017.

Investing activities

Net cash used in investing activities was US$182 million in the six months ended June 30, 2018 compared to US$122 million for the six months ended June 30, 2017.

During the six months ended June 30, 2018, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to US$45 million (US$42 million excluding asset suppliers’ variance). During the six months ended June 30, 2017, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to US$22 million (US$23 million excluding asset suppliers’ variance).

During the six months ended June 30, 2018, our capitalized development costs amounted to US$16 million compared to US$15 million for the same period last year.

During the six months ended June 30, 2018, we invested US$116 million in Multi-client data, primarily in Latin America and Mozambique, compared to US$108 million for the six months ended June 30, 2017. As of June 30, 2018, the net book value of our Multi-client data library as reported was US$1,041 million compared to US$950 million as of December 31, 2017. Excluding IFRS 15 adjustments, the segment net book value of our Multi-client data library was US$870 million as of June 30, 2018, compared to US$831 million as of December 31, 2017.

Financing activities

Net cash provided by financing activities was US$235 million during the six months ended June 30, 2018 as the result of the finalization of our financial restructuring plan on February, 21, 2018 compared to net cash used of US$85 million for the six months ended June 30, 2017.

Please refer to “note 2: Significant events” to our interim consolidated financial statements for further information on our financial restructuring process.

Net Financial Debt

Net financial debt as of June 30, 2018 was US$716 million compared to US$2,640 million as of December 31, 2017 as the result of the implementation of our financial restructuring. The ratio of net financial debt to equity was 30% as of June 30, 2018 compared to 540% as of December 31, 2017.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of our statement of financial position at June 30, 2018 and December 31, 2017:

In millions of US$	June 30, 2018	December 31, 2017
Bank overdrafts	—	0.2
Current portion of long-term debt	22.4	2,902.8
Financial debt	1,140.4	52.3
Gross financial debt	1,162.8	2,955.3
Less cash and cash equivalents	(446.9)	(315.4)

Net financial debt	715.9	2,639.9

Please refer to “note 2: Significant events” and “note 4: Financial Debt and Cash” to our interim consolidated financial statements for further information. See also “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2017.

EBIT and EBITDAS (unaudited)

EBIT is defined as operating income plus our share of income in companies accounted for under the equity method. As a complement to operating income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, income from equity affiliates, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS and EBIT to net income for the periods indicated:

	Six months ended June 30,
	2018				2017
	Segment figures	IFRS 15 adjustment and Transformation Plan / Financial restructuring	As reported	Segment figures	Transformation Plan	As reported
	In millions of US$
EBITDAS	162.7	(110.0)	52.7	148.7	(124.4)	24.3
Depreciation and amortization	(71.7)	—	(71.7)	(95.6)	—	(95.6)
Multi-client surveys depreciation and amortization	(83.8)	51.8	(32.0)	(136.6)	—	(136.6)
Depreciation and amortization capitalized to multi-client surveys	10.3	—	10.3	12.9	—	12.9
Stock based compensation expenses	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Operating income	17.4	(58.2)	(40.8)	(70.7)	(124.4)	(195.1)
Share of (income) loss in companies accounted for under equity method	2.4	—	2.4	—	—	—
EBIT	19.8	(58.2)	(38.4)	(70.7)	(124.4)	(195.1)
Cost of financial debt, net			(66.5)			(95.5)
Other financial income (loss)			828.0			(1.1)
Total income taxes			(27.4)			(23.1)
Net income (loss)			695.7			(314.8)

For the six months ended June 30, 2018, Group EBITDAS as reported was a profit of US$53 million, representing 9% of operating revenues as reported compared to a profit of US$24 million, representing 4% of operating revenues as for the comparable period of 2017.

For the six months ended June 30, 2018, Group EBITDAS as reported included US$37 million of restructuring expenses relating to our Transformation Plan compared to US$124 million for the six months ended June 30, 2017.

For the six months ended June 30, 2018, segment Group EBITDAS was a profit of US$163 million, representing 26% of segment operating revenues, compared to a profit of US$149 million, representing 25% of operating revenues for the comparable period of 2017.

The following table presents a reconciliation of EBITDAS and EBIT to net income for the periods indicated:

	Three months ended June 30,
	2018				2017
	Segment figures	IFRS 15 adjustment and Transformation Plan / Financial restructuring	As reported	Segment figures	Transformation Plan	As reported
	In millions of US$
EBITDAS	109.7	(27.0)	82.7	120.0	(94.7)	25.3
Depreciation and amortization	(35.8)	—	(35.8)	(42.7)	—	(42.7)
Multi-client surveys depreciation and amortization	(39.2)	13.6	(25.6)	(88.9)	—	(88.9)
Depreciation and amortization capitalized to multi-client surveys	4.8	—	4.8	7.5	—	7.5
Stock based compensation expenses	0.2	—	0.2	0.6	—	0.6
Operating income	39.7	(13.4)	26.3	(3.5)	(94.7)	(98.2)
Share of (income) loss in companies accounted for under equity method	1.1	—	1.1	(2.5)	—	(2.5)
EBIT	40.8	(13.4)	27.4	(6.0)	(94.7)	(100.7)
Cost of financial debt, net			(33.3)			(48.7)
Other financial income (loss)			65.2			0.5
Total income taxes			(10.2)			(20.8)
Net income (loss)			49.1			(169.7)

For the three months ended June 30, 2018, Group EBITDAS as reported was a profit of US$83 million, representing 26% of operating revenues as reported compared to US$25 million, representing 7% of operating revenues as for the comparable period of 2017.

For the three months ended June 30, 2018, EBITDAS as reported included US$3 million of restructuring expenses relating to our Transformation Plan compared to US$95 million for the three months ended June 30, 2017.

For the three months ended June 30, 2018, segment Group EBITDAS was a profit of US$110 million, representing 33% of segment operating revenues, compared to a profit of US$120 million, representing 34% of operating revenues for the comparable period of 2017.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

	Six months ended June 30,
	2018			2017
	Segment figures	IFRS 15 adjustment and Transformation Plan / Financial Restructuring	As reported	Segment figures	Transformation Plan	As reported
	In millions of US$
EBITDAS	162.7	(110.0)	52.7	148.7	(124.4)	24.3
Other financial income (loss)	77.8	750.2	828.0	(1.1)	—	(1.1)
Variance on provisions	7.4	(12.5)	(5.1)	5.6	(36.5)	(30.9)
Net gain on disposal of fixed assets	(6.4)	—	(6.4)	(6.4)	(21.0)	(27.4)
Dividends received from affiliates	—	—	—	2.0	—	2.0
Other non-cash items	(73.1)	(763.2)	(836.3)	(19.4)	82.4	63.0
Income taxes paid	(11.2)	—	(11.2)	1.8	—	1.8
Change in working capital	0.7	69.6	70.3	(44.6)	—	(44.6)
Net cash provided by operating activities	157.9	(65.9)	92.0	86.6	(99.5)	(12.9)

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of June 30, 2018:

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
	In millions of US$
Financial debt (including cumulated PIK)	3.9	0.7	627.0	748.5	1,380.1
Other long-term obligations (cash interests)	82.4	170.7	182.4	32.6	468.1

Total long term debt obligations	86.3	171.4	809.4	781.1	1,848.2
Finance lease obligations (not discounted)	7.8	15.1	7.7	—	30.6
Operating leases	109.2	163.8	133.9	207.6	614.5
- Bareboat agreements (a)	58.7	101.5	91.3	171.3	422.8
- Other operating lease agreement	50.5	62.3	42.6	36.3	191.7

Total contractual cash obligations (b)	203.3	350.3	951.0	988.7	2,493.3

(a)	As of June 30, 2018, the aggregate amount of our off balance sheet commitment for bareboat charters for our fleet was US$422.8 million. Of this amount:

•	US$381.2 million corresponded to the vessels operated through our Global Seismic Shipping AS JV and guaranteed by CGG SA,

•	US$10.5 million corresponded to the vessels that we have already coldstacked, and

•	US$31.1 million corresponded to the vessels operated in 2018 and beyond.

(b)	Payments in foreign currencies are converted into U.S. dollars at June 30, 2018 exchange rates.

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785, NO. 333-210768 AND NO. 333-212796) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G
(Registrant)

By:

/s/ Yves Goulard
Yves Goulard
Group treasurer

Date: August 2, 2018